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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)
 SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

IMAGEX, INC.
(Name of Subject Company)

IMAGEX, INC.
(Name of Person(s) Filing Statement)

Common Stock $.01 par value
(Title of Class of Securities)

45244D 10 2
(CUSIP Number of Class of Securities)

Mariam J. Naini
Vice President, Secretary and General Counsel
ImageX, Inc.
10210 NE Points Drive, Suite 200
Kirkland, Washington 98033
(425) 576-6500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Michael E. Morgan
Lane Powell Spears Lubersky LLP
1420 Fifth Avenue, Suite 4100
Seattle, WA 98101
(206) 223-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1: SUBJECT COMPANY INFORMATION

        (a)  Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates is ImageX, Inc., a Washington corporation (the "Company" or "ImageX"). The principal executive offices of the Company are located at 10210 NE Points Drive, Suite 200, Kirkland, Washington 98033. The telephone number of the principal executive offices of the Company is (425) 576-6500.

        (b)  Securities. The titles of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share (collectively, the "Shares" and individually, a "Share"), of the Company. As of March 10, 2003, there were 31,211,967 Shares outstanding. The Shares are traded on the Nasdaq SmallCap Market under the symbol "IMGX."

ITEM 2: IDENTITY AND BACKGROUND OF FILING PERSON

        (a)  Name and Address. The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

        (b)  Tender Offer. This Schedule 14D-9 relates to the offer by Kinko's Washington, Inc. (the "Purchaser"), a Washington corporation and a wholly-owned subsidiary of Kinko's, Inc. ("Kinko's"), a Delaware corporation, to purchase all the outstanding Shares at a purchase price of $0.512 per Share, net to the seller in cash without interest and less any amounts required to be withheld and paid to governmental entities (such price, or the highest price per Share as may be paid in the Offer, is hereinafter referred to as the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Statement and are incorporated by reference herein. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser and Kinko's with the United States Securities and Exchange Commission (the "SEC") on March 13, 2003.

        The Schedule TO provides that, among other things, the Offer is contingent upon there being validly tendered and not withdrawn, prior to the expiration of the Offer, a minimum number of Shares which constitutes at least a majority of the outstanding Shares (the "Minimum Tender Condition") on a fully diluted basis on the date of purchase.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 3, 2003, by and among the Company, Kinko's and the Purchaser (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement (including the Minimum Tender Condition), the Purchaser will be merged with and into the Company (the "Merger"), in accordance with the relevant provisions of the Washington Business Corporation Act (the "WBCA"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Kinko's.

        In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Kinko's, the Purchaser, or by shareholders, if any, who are entitled to and properly exercise dissenters' rights under the WBCA) will be converted into the right to receive, upon the surrender of the certificate formerly representing such Share, the Offer Price, in cash, without interest and less all amounts required to be withheld therefrom under applicable law (the "Merger Consideration"). The summary of the material terms of the Merger Agreement is set forth under the caption "The Tender Offer—Purpose of the Offer; the Merger Agreement; Plans for ImageX; Tender and Voting Agreements; Dissenters' Rights; Employment Agreements" in the Offer to Purchase, which is incorporated herein by reference. Upon completion of the Merger, Kinko's intends to cause the Company to delist the Shares from the Nasdaq SmallCap Market, to file a Form 15 with the SEC to suspend the Company's obligation to file reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and to terminate the registration of the common stock under the Exchange Act. In the event that the number of shareholders of the Company is sufficiently reduced as a result of the completion of the Offer, or the Company no longer meets one or more of the continued listing requirements of the Nasdaq SmallCap Market subsequent to the Offer, the Purchaser may take those actions upon completion of the Offer rather than upon completion of the Merger.

        As set forth in the Schedule TO, the principal executive offices of Kinko's and the Purchaser are located at 13155 Noel Road, Suite 1600, Dallas, Texas 75240.

ITEM 3: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described herein, or incorporated herein by reference, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Kinko's, the Purchaser or their respective executive officers, directors or affiliates.

        Certain information regarding agreements, arrangements or understandings between the Company and its subsidiaries, on the one hand, and the Company's executive officers and directors or affiliates, on the other hand, is provided in the Company's Information Statement ("Information Statement") pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder, which is filed as Annex B to this Statement and is incorporated herein by reference.

The Merger Agreement

        The following is a summary of certain material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used in this Section and not otherwise defined have the meanings assigned to them in the Merger Agreement.

        Composition of the ImageX Board Following Consummation of the Offer.    The Merger Agreement provides that, promptly on the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the ImageX Board as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the ImageX Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of (i) the total number of directors on the ImageX Board (giving effect to the directors elected as described in this sentence) multiplied by (ii) the percentage that (a) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Kinko's bears to (b) the number of Shares then outstanding, and ImageX will, at such time, cause the Purchaser's designees to be so elected or appointed to the ImageX Board.

        Subject to provisions of applicable law, the Merger Agreement obligates ImageX to take all action requested by Kinko's that may be necessary to effect any such election or appointment. In that connection, ImageX will promptly, at the option of the Purchaser, either increase the size of the ImageX Board or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the ImageX Board as described above. ImageX also will use its reasonable efforts to cause the Purchaser's designees to be proportionately represented on each committee of the ImageX Board (other than any committee of the ImageX Board established to take action under the Merger Agreement).

        In the event that the Purchaser's designees are appointed or elected to the ImageX Board, the Merger Agreement provides that, until the Effective Time, the ImageX Board will have at least three directors who are directors on the date of the Merger Agreement and who are not officers of ImageX (the "Independent Directors"). In addition, in that event, if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director will be entitled to designate a person to fill the vacancy or, if no Independent Directors then remain, the other directors will designate two persons to fill such vacancies who are not officers, shareholders or affiliates of ImageX, the Purchaser or Kinko's. After acceptance by the Purchaser of Shares pursuant to the Offer and prior to the Effective Time, any (i) amendment or termination of the Merger Agreement by ImageX, (ii) extension of time for the performance, or waiver, of the obligations or other acts of the Purchaser or Kinko's or (iii) waiver of ImageX's rights under the Merger Agreement will require the approval of a majority of the Independent Directors in addition to any required approval by the full ImageX Board.

        The Merger.    The Merger Agreement provides that, subject to satisfaction or waiver of certain conditions and in accordance with the WBCA, the Merger will be effected and the Purchaser will be merged with and into ImageX at the Effective Time. At the Effective Time, the separate corporate existence of the Purchaser will cease and ImageX will continue as the Surviving Corporation. The Merger Agreement provides that:

            (i)  the articles of incorporation and bylaws of the Surviving Corporation will be amended at the Effective Time to conform to the certificate of incorporation and bylaws of the Purchaser, except that the corporate name of the Surviving Corporation reflected in those documents will be "ImageX, Inc."; and

          (ii)  the directors and officers of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

        Effect of the Merger on the Capital Stock of the Constituent Corporations.    At the Effective Time, each issued and outstanding Share (other than (i) Shares held by the Purchaser or Kinko's, which will automatically be canceled and retired and will cease to exist and no cash or other consideration will be delivered or deliverable in exchange therefor, and (ii) Shares, if any, held by holders who have not voted such Shares in favor of the Merger and have perfected their dissenters' rights under the WBCA) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive an amount in cash equal to the Merger Consideration, without interest, less any required withholding taxes, upon surrender and exchange of a certificate representing such Share.

        At the Effective Time, each issued and outstanding share of capital stock of the Purchaser will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

        Stock Options and Benefit Plans.    Under the terms of ImageX's Amended and Restated 1996 Stock Incentive Compensation Plan (the "Stock Plan"), each outstanding stock option granted thereunder (each, a "Stock Option") will, by virtue of the acceptance for payment of Shares pursuant to the Offer, fully vest, be canceled and represent only the right to receive an amount of cash in respect of such Stock Option equal to the product of (i) the excess, if any, of (a) the Merger Consideration over (b) the exercise price per Share subject to such Stock Option and (ii) the number of Shares subject to such Stock Option immediately prior to its cancellation.

        Under the Merger Agreement, the ImageX Board (or the Compensation Committee of the ImageX Board) will take or cause to be taken such actions as are required to cause (i) the Stock Plan to terminate as of the Effective Time and (ii) the provisions in any other benefit plan of ImageX providing for the issuance, transfer or grant of any capital stock of ImageX or any interest in respect of any capital stock of ImageX to be eliminated as of the Effective Time. ImageX has agreed to ensure that, following the Effective Time, no holder of a Stock Option or any participant in the Stock Plan or other ImageX benefit plan will have any right thereunder to acquire any capital stock of ImageX or the Surviving Corporation.

        Warrants.    Each warrant to purchase Shares, other than warrants to purchase an aggregate of 57,435 Shares (the "Legacy Warrants"), will by virtue of the Merger or the acceptance of and payment for Shares pursuant to the Offer, be canceled with the holder becoming entitled to receive an amount in cash equal to the product of (i) the excess, if any, of (a) the Merger Consideration over (b) the exercise price per Share subject to such warrant and (ii) the number of Shares subject to such warrant immediately prior to its cancellation. Each Legacy Warrant will, by virtue of the Merger, represent the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Shares subject to such Legacy Warrant immediately prior to the Merger in exchange for the an amount equal to the product of (a) the exercise price per Share subject to such Legacy Warrant and (b) the number of Shares subject to such Legacy Warrant immediately prior to the Merger.

        Employee Stock Purchase Plan.    The Merger Agreement provides for ImageX to take all necessary actions to set a new purchase date under its 1999 Employee Stock Purchase Plan (the "ESPP") that is at least five business days prior to the expiration of the Offer and to terminate that plan immediately following the new purchase date. The Board of Directors of the Company has set March 15, 2003 as the new purchase date under the ESPP.

        Indemnification; Directors' and Officers' Insurance.    The Merger Agreement provides that, after the Effective Time, Kinko's and the Surviving Corporation will indemnify each person who is now, or has been at any time prior to the date of the Merger Agreement, a director or officer of ImageX, to the fullest extent permitted by law, with respect to any liability, loss, damage, judgment, fine, penalty, amount paid in settlement or compromise with the approval of the Surviving Corporation (which approval shall not be unreasonably withheld or delayed), cost or expense (including reasonable fees and expenses of legal counsel) incurred in connection with any threatened or actual action, suit or proceeding based on, or arising out of, the fact that such person is or was a director or officer of ImageX, in each case, to the full extent that Kinko's or the Surviving Corporation is permitted under applicable law. Such indemnification rights will continue in full force and effect for a period of four years from the Effective Time; provided, however, that all rights to indemnification in respect of any indemnified liabilities asserted or made within that four-year period will continue until the disposition of those indemnified liabilities.

        The Merger Agreement provides that, for a period of three years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect policies of directors' and officers' liability insurance, for the benefit of those persons who are covered by ImageX's directors' and officers' liability insurance at the Effective Time. The coverage with respect to matters occurring prior to the Effective Time must be at least equal to the coverage provided under ImageX's current directors' and officers' liability insurance policies, to the extent that coverage can be maintained at an annual cost to the Surviving Corporation not greater than 200 percent of the current ImageX premium. If the premium exceeds that threshold, the Surviving Corporation must maintain as much insurance as possible within that 200 percent limit.

        Termination.    The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

            (i)  by mutual written consent of Kinko's and ImageX; provided, however, that if Kinko's has nominated a majority of the directors pursuant to the terms of the Merger Agreement, such consent of ImageX may only be given if approved by the Independent Directors;

          (ii)  by either Kinko's or ImageX:

            (a)  if a statute, rule or executive order has been enacted, entered or promulgated prohibiting the transactions contemplated by the Merger Agreement on the terms contemplated thereby or if any governmental entity has issued an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action has become final and nonappealable; or

            (b)  the Offer has terminated or expired in accordance with its terms without the Purchaser having purchased any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement as described in this paragraph (b)(ii) will not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of the Purchaser to purchase the Shares;

          (iii)  by Kinko's or the Purchaser:

            (a)  if any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than the Purchaser, Kinko's or their affiliates or any group of which any of them is a member, has acquired beneficial ownership (as determined pursuant to Rule 13d-3 under the Exchange Act) of 20% or more of the outstanding Shares;

            (b)  if, prior to the acceptance for payment of Shares pursuant to the Offer, (A) there is a breach of any representation or warranty of ImageX in the Merger Agreement that is qualified as to materiality or Material Adverse Effect; (B) there is a breach of any representation or warranty of ImageX in the Merger Agreement that is not so qualified, other than any such breaches which, in the aggregate, have not had or could not reasonably be expected to have a Material Adverse Effect or (C) there is a material breach by ImageX of any of its covenants or agreements contained in the Merger Agreement, which breach, in the case of clause (A), (B) or (C), either is not capable of being cured or, if it is capable of being cured, has not been cured by the earlier of (x) 20 business days following written notice to ImageX from Kinko's or the Purchaser of such breach and (y) the expiration of the Offer; provided, however, that neither Kinko's nor the Purchaser may terminate the Merger Agreement pursuant to the provisions described in this paragraph (iii)(b) if Kinko's or the Purchaser is then in material breach of any representation, warranty or covenant contained in the Merger Agreement;

            (c)  if the Purchaser fails to commence the Offer on or prior to 20 days following the date of the Merger Agreement; provided, that neither Kinko's nor the Purchaser terminate the Merger Agreement pursuant to this paragraph (iii)(c) if the cause of such failure was Kinko's or the Purchaser's failure to fulfill any of its obligations under the Merger Agreement; or

            (d)  if (A) the ImageX Board (or any committee thereof) withdraws or modifies its approval or recommendation of the Offer, the Merger or the Merger Agreement in a manner adverse to Kinko's; (B) the ImageX Board (or any committee thereof) recommends to the shareholder of ImageX any Takeover Proposal, fails to recommend against acceptance of any Takeover Proposal by the shareholders of ImageX or shall have taken no position with respect to acceptance of such Takeover Proposal by the shareholders of ImageX; (C) ImageX fails to call or hold the Company Shareholder Meeting following receipt by ImageX of a Takeover Proposal; (D) the ImageX Board (or any committee thereof shall have resolved to do any of the foregoing or (E) ImageX enters into an agreement with respect to a Takeover Proposal.

          (iv)  by ImageX if, prior to the acceptance for payment of Shares pursuant to the Offer, (a) the ImageX Board, determines in good faith, based on (among other things) the advice of outside financial advisors and outside counsel to ImageX, that a Takeover Proposal (as defined below) constitutes a Superior Proposal (as defined below) and that the pursuit of such Superior Proposal is required in order for the ImageX Board to fulfill its fiduciary obligations to the shareholders of ImageX; (b) ImageX, at the direction of the ImageX Board, notifies Kinko's in writing that it intends to enter into an agreement with respect to such Superior Proposal, which notification identifies the person making the Superior Proposal and attaches the most current version of such agreement (or a complete and accurate description of all material terms and conditions thereof); (c) Kinko's does not make, within three business days of receipt of ImageX's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the ImageX Board determines, in good faith after consultation with its financial advisors, is at least as favorable to the shareholders of ImageX as such Superior Proposal, it being understood that ImageX may not enter into any such binding agreement during such three-business day period, and (d) ImageX concurrently with such termination pursuant to the provisions described in this paragraph (iv) pays to Kinko's in immediately available funds the Termination Fee and Expenses (as defined under "—Fees and Expenses" below). ImageX has agreed to notify Kinko's promptly if its intention to enter into a written agreement referred to in its notification changes at any time after giving effect to such notification;

          (v)  by ImageX prior to the consummation of the Offer, if Kinko's or the Purchaser breaches or fails to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement or if any representation or warranty of Kinko's or the Purchaser becomes untrue, and the breach or failure to perform either is not capable of being cured or, if it is capable of being cured, has not been cured by the earlier of (a) 20 business days following written notice to Kinko's from ImageX of such breach and (b) the expiration of the Offer, except, in any case, for such breaches, untruths or failures to perform which are not reasonably likely to have a Parent Material Adverse Effect (as defined in the Merger Agreement); or

          (vi)  by ImageX, if the Purchaser fails to commence the Offer on or prior to 20 days following the date of the Merger Agreement; provided that ImageX may not terminate the agreement pursuant to this paragraph (vi) if the cause of such failure was ImageX's failure to fulfill any of its obligations under the Merger Agreement.

        A "Takeover Proposal" means any inquiry, proposal or offer (other than by Kinko's, the Purchaser or any of their affiliates) for (i) a merger, consolidation, share exchange, dissolution, recapitalization, liquidation or other business combination involving ImageX, (ii) the acquisition by any person in any manner, directly or indirectly, of a number of shares of any class of equity securities of ImageX equal to or greater than 20% of the number of such shares outstanding before such acquisition or (iii) the acquisition by any person in any manner, directly or indirectly, of assets that generate or constitute a substantial part of the net revenues, net income or assets of ImageX, in each case other than the transactions contemplated by the Merger Agreement.

        A "Superior Proposal" means any bona fide written Takeover Proposal made by a third party (other than by the Purchaser or Kinko's or any of their affiliates) to acquire directly or indirectly (i) at least a majority of the equity securities or (ii) the assets of ImageX that generate or constitute a majority of the net revenues, net income or assets of ImageX and its subsidiaries, which the ImageX Board determines in good faith (based on, among other things, the advice of its independent financial advisors and outside counsel), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making such proposal, (a) would, if consummated, be more favorable, from a financial point of view, to the holders of Common Stock than the transactions contemplated by the Merger Agreement and (b) is reasonably likely to be consummated.

        The Merger Agreement provides that, in the event of termination thereof by either ImageX, Kinko's or the Purchaser as described above, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Kinko's, the Purchaser or ImageX, except that (i) certain provisions of the Merger Agreement will survive such termination and (ii) no party will be relieved from liability for fraud or liability for the willful breach by a party of any representation, warranty or covenant set forth in the Merger Agreement, and such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of any such breach.

        Fees and Expenses.    Except as described in the next paragraph, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

        If the Merger Agreement is terminated by (i) ImageX pursuant to the provisions described in sub-paragraph (iv) under "—Termination" above or (ii) by Kinko's or the Purchaser pursuant to the provisions described in clause (iii)(d) under "—Termination" above, then ImageX will promptly, but in no event later than the date of such event, pay to Kinko's a fee equal to $350,000 (the "Termination Fee") together with all documented out-of-pocket costs and expenses of Kinko's and the Purchaser, including without limitation, documented out-of-pocket costs and expenses of counsel, accountants, investment bankers and other advisors, filing fees and printing expenses up to a maximum of $450,000 (the "Expenses"), payable by wire transfer of same day funds, which shall be deemed to be sole and exclusive liquidated damages for such termination. In addition, if the Merger Agreement is terminated by Kinko's or the Purchaser pursuant to the provisions described under sub-paragraph (ii)(b) above then ImageX shall pay Kinko's the Expenses.

Confidentiality Agreement

        The summary of the material terms of the Mutual Confidentiality and Non-Disclosure Agreement, dated as of August 9, 2002, between the Company and Kinko's (the "Confidentiality Agreement"), is set forth under the caption "The Tender Offer—Purpose of the Offer; Merger Agreement; Plans for ImageX; Tender and Voting Agreements; Dissenters' Rights; Employment Agreements—The Confidentiality Agreement" in the Offer to Purchase, which is incorporated herein by reference. The summary of the Confidentiality Agreement contained in the Offer to Purchase does not purport to be a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the Confidentiality Agreement.

Tender and Voting Agreements

        The following is a summary of the material provisions of the Tender and Voting Agreements, a form of which is filed as an exhibit to the Schedule TO. This summary is qualified in its entirety by reference to the Tender and Voting Agreements, which are incorporated by reference herein. Capitalized terms used in this Section and not otherwise defined have the meanings assigned to them in the Tender and Voting Agreements.

        In connection with the execution of the Merger Agreement, Kinko's and the Purchaser entered into the Tender and Voting Agreements, with each director, officer and certain shareholders of the Company, including Acorn Ventures, Inc., Acorn Ventures IX, LLC, Internet Ventures, LLC and Alta California Partners II, L.P. (collectively, the "Tendering Shareholders"). Approximately 29% of the Shares issued and outstanding are subject to the Tender and Voting Agreements.

        Pursuant to the Tender and Voting Agreements, each Tendering Shareholder has agreed to tender all of their Shares into the Offer no later than the fifth business day following commencement of the Offer. Each Tendering Shareholder has also agreed to vote their Shares (i) in favor of the Merger and the Merger Agreement, (ii) against any action or agreement that would result in a breach in any material respect of any representation, warranty or covenant of ImageX in the Merger Agreement and

(iii) against any action or agreement that would interfere with, delay, postpone or attempt to discourage the Merger.

        Pursuant to the Tender and Voting Agreements, each Tendering Shareholder irrevocably constituted and appointed the Purchaser as their attorney and proxy (with full power of substitution and resubstitution) during the term of the applicable Tender and Voting Agreement, for and in their name, place and stead of such Tendering Shareholder, to vote their Shares, or grant a consent or approval with respect to such Shares, in connection with any meeting of the shareholders of ImageX called for such purpose, (i) in favor of the Merger and Merger Agreement, (ii) against any action or agreement that would result in a breach in any material respect of any representation, warranty or covenant of ImageX in the Merger Agreement and (iii) against any action or agreement that would interfere with, delay, postpone or attempt to discourage the Merger.

        In addition, each Tendering Shareholder has granted to Kinko's an irrevocable option (the "Shareholder Option") to purchase such tendering shareholder's Shares for $0.512 per Share. The Shareholder Option is exercisable, in whole or in part, at any time or from time to time during the period from and including the date of the Merger Agreement through and including the date the Merger Agreement terminates pursuant to its terms.

        Pursuant to the Tender and Voting Agreements, each Tendering Shareholder agrees, while such agreements are in effect, not to: (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of his Shares; (ii) grant any proxies, powers of attorney or other authorization or consent, deposit any shares of capital stock of ImageX into a voting trust or enter into a voting agreement with respect to any such Shares or (iii) take any action that would make any representation or warranty of such shareholder contained in the Tender and Voting Agreement untrue or incorrect or have the effect of preventing or disabling such shareholder from performing his obligations under such Tender and Voting Agreement.

        Each Tendering Shareholder also agrees, while the Tender and Voting Agreements are in effect, to promptly notify Kinko's and Purchaser of the number of new Shares acquired by such shareholder, if any, after the date of the Tender and Voting Agreement to which he or she is a party.

        The Tender and Voting Agreements require that each Tendering Shareholder immediately cease any discussions or negotiations with any parties other than Kinko's and Purchaser that may be ongoing with respect to a Company Takeover Proposal. While the Tender and Voting Agreements are in effect, each such shareholder is prohibited from, directly or indirectly, taking any action with respect to a Company Takeover Proposal that ImageX is prohibited from taking under clause (i) or (ii) of Section 5.02(a) of the Merger Agreement (however, nothing in the Tender and Voting Agreements shall prevent such shareholder from discharging his duties as a member of the ImageX Board, in compliance with the Merger Agreement.

Interests of Executive Officers, Directors and Affiliates

        Employment Agreements with Kinko's.    Kinko's has entered into employment agreements with three executive officers of ImageX. Contingent on the consummation of the Offer and the Merger, each of Gary Madson, ImageX's Vice President of Operations, Cory Klatt, ImageX's Chief Technology Officer, and Bob DeSantis, ImageX's Vice President of Sales and Customer Management, have agreed to join the Kinko's team.

        Pursuant to his agreement, Mr. Madson will become Vice President of Operations for Kinko's Printing Division. Upon ninety consecutive days of employment with Kinko's, Mr. Madson will be entitled to a stock option grant of 14,000 shares under the Kinko's, Inc. Co-worker Stock Incentive Plan (the "K-SIP"). Mr. Madson will be entitled to participate in Kinko's Management Incentive

Program ("MIP") for 2003 in which he may receive up to 30% of his annual base salary, dependent upon his performance against agreed upon goals. In addition, he may earn an additional performance bonus at the 6 month anniversary of the Effective Time of up to 15% of his annual base salary, dependent upon his performance against agreed upon goals. If Mr. Madson's employment with Kinko's is terminated within his first year of employment without cause, he will be entitled to severance in an amount equal to 6 months' base salary.

        Pursuant to his agreement, Mr. Klatt will become Vice President of Technology for Kinko's Printing Division. Mr. Klatt is entitled to a retention bonus in the amount of $200,000, $100,000 of which is payable on the Closing Date of the Merger and $100,000 of which is payable at the time of the annual MIP payout for 2003. In the event that Mr. Klatt resigns or is terminated with cause prior to one year of service with Kinko's, he is required to re-pay to Kinko's any retention bonus previously paid to him. Upon ninety consecutive days of employment with Kinko's, Mr. Klatt will be entitled to a stock option grant of 14,000 shares under the KSIP. Mr. Klatt will be entitled to participate in Kinko's MIP for 2003 in which he may receive up to 30% of his annual base salary, dependent upon his performance against agreed upon goals. In addition, he may earn an additional performance bonus at the 6 month anniversary of the Effective Time of up to 25% of his annual base salary, dependent upon his performance against agreed upon goals. If Mr. Klatt's employment with Kinko's is terminated within his first year of employment without cause, he will be entitled to severance in an amount equal to 6 months' base salary and any unpaid portion of the retention bonus.

        Pursuant to his agreement, Mr. DeSantis will become Vice President of Sales for Kinko's Printing Division. Upon ninety consecutive days of employment with Kinko's, Mr. DeSantis will be entitled to a stock option grant of 10,000 shares under the KSIP. Mr. DeSantis will be entitled to participate in Kinko's MIP for 2003 in which he may receive up to 30% of his annual base salary dependent upon his performance against agreed upon goals. In addition, he may earn an additional performance bonus at the 6 month anniversary of the Effective Time of up to 15% of his annual base salary, dependent upon his performance against agreed upon goals.

        Transition Services Agreements.    Kinko's has also entered into transition services agreements with each of Richard Begert, Chief Executive Officer of ImageX, Jose David, Chief Financial Officer of ImageX, Gina Meyers, Vice President, Finance and Corporate Controller of ImageX, and Marla Koreis, Director of Human Resources of ImageX. Pursuant to these agreements, each of these individuals has agreed to serve as an employee of Kinko's for a transition period in order to successfully transition the business of ImageX to Kinko's. Mr. Begert's transition period will be between 60 and 90 days from the Closing Date; Mr. David's transition period will be between zero and 30 days; Ms. Meyers' transition period will be between 30 and 90 days from the Closing Date; and Ms. Koreis' transition period will be between 30 and 60 days. Upon service through the applicable transition date, Mr. Begert will be entitled to a severance payment equal to 8.74 months salary continuation; Mr. David will be entitled to a severance payment equal to 6 months salary continuation; Ms. Meyers will be entitled to a severance payment equal to 6 months salary continuation; and Ms. Koreis will be entitled to a severance payment equal to 6 months salary continuation. In the event that any of these individuals obtains new employment during the period in which his or her severance payments are being made, any remaining severance pay shall be reduced or canceled to the extent that he or she receives compensation from such new employment.

        Employment Agreement with the Company.    The Company entered into an employment agreement with Mariam J. Naini, the Company's Vice President, General Counsel and Secretary on November 15, 2002. The agreement entitles Ms. Naini to receive a lump sum severance payment in an amount equal to 12 months salary, plus any bonus Ms. Naini would have received based on the achievement of performance-based goals determined by the Company (prorated for the length of service during the fiscal year in which Ms. Naini is no longer employed by the Company), plus medical and dental premiums for 12 months upon the occurrence of certain events, including: (a) termination of

Ms. Naini's employment without cause; (b) the liquidation or dissolution of the Company; (c) a diminution of the Company's cash-on-hand below $5,000,000; (d) the closing of the sale of all or substantially all of the Company's assets or the majority of the Company's stock; (e) the Board of Directors' elimination of the positions of the Chief Executive Officer and Chief Financial Officer; or (f) Mr. Begert's separation of employment with the Company. The Company expects that this severance payment will be triggered by the transactions contemplated in the Merger Agreement.

ITEM 4: THE SOLICITATION OR RECOMMENDATION

(a)
Solicitation and Recommendation.

        At a meeting held on February 28, 2003, the Board of Directors of the Company, by unanimous vote of all the directors (i) determined that the Offer and the Merger are fair to, advisable to and in the best interests of the Company and its shareholders, (ii) adopted the Merger Agreement and approved and adopted the transactions provided in the Merger Agreement, including the Offer and the Merger, and (iii) recommended that shareholders of the Company tender their Shares in the Offer, and, if necessary under the WBCA, approve and adopt the Merger Agreement and the Merger.

ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

(b)
Background and Reasons for the Recommendation.

Background

        In July 2000, the Company's executive management, including Mr. Richard P. Begert, President and Chief Executive Officer, and Ms. Robin Krueger, the Company's former Chief Financial Officer, commenced discussions with various parties about the possibility of making an investment in or forming a strategic alliance with the Company. In July 2000, the Company engaged Merrill Lynch & Co., Inc. to identify possible strategic investors. Several prospects were approached from July 2000 through the end of 2000, however, only one party expressed interest in a possible transaction. The Company made initial presentations to this party in October 2000 and discussions between the executive management of the Company and that prospect occurred through Spring of 2001, without consummation of any transaction.

        In March 2001, the Company engaged J.P. Morgan Chase & Co. to further identify possible domestic and international strategic partners. Between March 2001 and June 2002, the Company approached 51 companies regarding potential investment and acquisition opportunities. The Company signed seven confidentiality agreements relating to various potential opportunities, and had varying levels of discussions with those companies. Of these seven companies, two commenced due diligence investigations of the Company. Between August 2001 and June 2002, numerous teleconference meetings and exchanges of information took place between the executive management of the Company, including Mr. Begert, Ms. Krueger, and Ms. Mariam Naini, the Company's General Counsel, and each of these two prospects. None of the discussions resulted in an investment or acquisition offer for various reasons, primarily related to the inability of the parties to reach agreement on the valuation of the Company.

        The Company and Kinko's have been in contact with each other over the past two years in the ordinary course of business to discuss using each other's services and to collaborate in select areas, including discussions on a potential joint venture between the companies under which Kinko's would act as a vendor for the Company's Channel Marketing System solution utilizing Kinko's nationwide digital distribution and print networks.

        On June 12, 2002, Tom Leverton, Vice President of Strategy and Business Development at Kinko's, contacted Mr. Tim Dowling, Chief Operating Officer of the Company, to arrange a conference call and revisit collaborative opportunities. In response to the initial inquiry, a conference call was set up on

July 2, 2002. In that call, a general overview for each business was shared and potential strategic relationships were generally discussed. The call was attended by senior technology, sales and management staff from both organizations.

        On July 23, 2002, the Company and Kinko's executed a mutual confidentiality and non-disclosure agreement pursuant to the outcome of the previous call in order to facilitate further investigation of those collaborative opportunities.

        On July 30, 2002, Mr. Dan Connors, Senior Vice President of Corporate Strategy for Kinko's, contacted the Company to inquire whether ImageX would be interested in a "strategic partnership" relationship or potential business combination, including a possible acquisition of ImageX by Kinko's.

        During the first week of August 2002, senior management members of both companies engaged in discussions regarding the potential strategic fit of the respective businesses.

        On August 9, 2002, the parties executed a new Confidentiality Agreement (the "Confidentiality Agreement") replacing the mutual confidentiality and non-disclosure agreement dated July 23, 2002. On that same day, Mr. Begert, Mr. Dowling, and Mr. Cory Klatt, the Company's Chief Technology Officer, participated in a joint management meeting at Kinko's headquarters in Dallas, Texas, with certain members of Kinko's executive management. Included in that meeting on behalf of Kinko's were Mr. Connors, Mr. Leverton, Mr. Darren Maloney, Manager, Strategy and Business Development, Mr. Charles R. Morrison, Vice President, Product Management and Mr. Allen Dickason, Senior Vice President and Chief Technology Officer. Detailed company overviews and presentations were made, including a high-level technology review and a high-level strategy overview for each company.

        Over the course of the next two months, Kinko's undertook an information gathering process. During this time, Kinko's conducted a number of informal calls with ImageX management to more fully understand specific parts of ImageX's operations, including its financial position. Kinko's technology personnel visited ImageX headquarters to more fully investigate ImageX's technology offering.

        On October 4, 2002, Kinko's made a preliminary non-binding offer to purchase all outstanding stock of ImageX for an aggregate price of $14.5 million in cash, subject to a number of conditions, including negotiations of a mutually acceptable definitive acquisition agreement, satisfactory completion of Kinko's due diligence investigation of ImageX and approval by the boards of directors of both companies.

        On October 9, 2002, Mr. Begert relayed to Mr. Connors that Kinko's proposal of $14.5 million was unacceptable to the Company.

        On October 11, 2002, a revised proposal to purchase all of the outstanding stock of ImageX at an aggregate purchase price of $16.5 million was made by Mr. Connors to Mr. Begert. This proposal was subject to the same conditions described above.

        On October 15, 2002, Mr. Begert presented the Kinko's offer of $16.5 million to the ImageX Board via telephone conference call. The ImageX Board authorized the executive officers of ImageX to continue discussions with Kinko's representatives and to act on offers that were within a certain defined price range. That same afternoon Mr. Begert relayed to Mr. Connors that he had presented Kinkos latest offer to the Board and that the Board was not prepared to act on the offer at that time.

        On October 18, 2002, Mr. Begert and Mr. David met with Bill Greenwood and Chris Purrier of the investment banking firm of WindSwept Capital LLC, an investment banking firm that specializes, in part, in strategic investments and sales of printing and technology related companies, to explore utilizing their services to provide the Company with additional alternatives in finding a strategic partner for a possible business combination transaction.

        During the Company's October 24, 2002, Board Meeting, Mr. Begert gave a status report to the Company's Board of Directors regarding strategic alternatives and potential business relationships that the Company was reviewing, including the potential transaction with Kinko's. Following that meeting, Mr. Begert contacted Mr. Connors and countered Kinko's proposal with a $22.5 million price or a $20.5 million price if certain intellectual property assets were excluded from the deal. Mr. Connors told Mr. Begert that Kinko's would need some time to evaluate the Company's position.

        On November 5, 2002, members of senior management of ImageX and Kinko's held a conference call to discuss the valuation and other terms and conditions of a possible acquisition. On this call, Mr. Connors indicated that Kinko's would be willing to pay $17.0 million for all of the outstanding stock of ImageX, subject to, among other things, the approval of the respective companies' boards, the negotiation of definitive transaction documents and the satisfactory completion of due diligence by Kinko's.

        On November 5, 2002, Kinko's submitted to ImageX a written, non-binding indication of interest for the acquisition of 100% of ImageX's outstanding common stock at an aggregate price of $17.0 million, subject to the conditions described in the preceding paragraph.

        On November 11, ImageX countersigned the letter and also executed and delivered to Kinko's an exclusivity agreement, pursuant to which ImageX agreed to cease all ongoing discussions with third parties and negotiate exclusively with Kinko's for a two-week period.

        On November 20, 2002, Kinko's representatives, including Mr. Connors, Mr. Paul Rostron, SVP Human Resources, Mr. Mark Blinn, Corporate Treasurer, Mr. Leverton, Mr. Jon Cannon, VP Special Projects, Mr. Paul Reed, Field Operations, and Kinko's outside legal counsel met with Mr. Begert and members of the Company's executive management and the Company's outside legal counsel at the offices of the Company's outside counsel during which members of Company executive management, including Mr. Begert, Mr. Jose David, the Company's CFO, Mr. Klatt, Mr. Madson, Ms. Naini, Mr. DeSantis, Vice President Sales and Ms. Gina Meyers, Vice President, Finance and Corporate Controller, each made presentations regarding the Company, its areas of expertise and strength and its financial statements. From November 20, 2002 through November 23, 2002, Kinko's conducted onsite due diligence with respect to ImageX, including visits to ImageX facilities, review of legal documents and meetings with ImageX management.

        Between November 23, 2002 and December 19, 2002, the senior management teams of Kinko's and the Company engaged in multiple conference calls to further develop an understanding of each other's business and personnel, to determine what additional steps might be appropriate and to provide follow-up data.

        On December 10, 2002, the Company retained the valuation firm of Brueggeman and Johnson, P.C. to act as financial advisor with respect to the possible business combination with Kinko's. The Company requested the firm to consider whether the cash consideration that might be proposed to be received by ImageX's shareholders in the Offer and the Merger was fair, from a financial point of view to the shareholders of ImageX.

        On December 19, 2002, Mr. Begert provided the Board of Directors with an update of the Company's negotiations with Kinko's, including the status of ongoing due diligence conducted by Kinko's and their outside counsel.

        On January 14, 2003, Kinko's transmitted proposed drafts of the Merger Agreement and form of Tender and Voting Agreement to the Company. The parties and their legal advisors continued to negotiate the terms and conditions of the Merger Agreement and the Tender and Voting Agreement through March 3, 2003.

        On January 20, 2003, the Company retained the investment banking firm of WindSwept Capital to provide the Company with additional alternatives in finding a strategic partner for a possible business combination transaction. WindSwept Capital is a small boutique firm with expertise in the print industry. WindSwept Capital contacted 28 companies regarding potential investment and acquisition opportunities. The Company signed ten non-disclosure agreements relating to various potential opportunities. Of these ten companies, one company visited the Company and three companies were provided with presentations by the Company via conference call and concurrent internet broadcast. None of these discussions resulted in further discussions regarding an investment or acquisition primarily because the interested parties wanted to purchase only selected assets of the Company.

        During the Company's Board of Directors' meeting on January 22, 2003, Mr. Begert provided the Board of Directors with an update of the Company's continuing discussions with Kinko's, as well as strategies deployed by the Company to develop additional alternatives.

        Between late January 2003 and March 3, 2003, the Company along with its outside counsel and Kinko's along with its outside counsel engaged in a series of conference calls to negotiate the terms of the Merger Agreement and Tender and Voting Agreement and related matters.

        On February 6, 2003, Mr. Rostron contacted Mr. Begert to discuss the services of several key management members following consummation of the acquisition transaction. From February 6, 2003 through March 3, 2003, Kinko's negotiated key employment arrangements with each of Mr. Begert and with these other management members. Please see Section 3 under the caption "Interests of Executive Officers, Directors and Affiliates".

        On February 25, 2003, during the Company's Board of Directors meeting, Mr. Begert provided the Board of Directors with an update of the Company's continuing discussion with Kinko's as well as an update on the efforts of the investment banking firm of WindSwept Capital. The preliminary opportunities presented by WindSwept Capital were shared with the Board. The Board considered all options available to the Company. The Board gave management authority to begin substantive discussions to close a deal with Kinko's. The relationship with WindSwept Capital was terminated on February 28, 2003.

        On February 27, 2003, Mr. Leverton, Ric Liskow, then Kinko's Deputy General Counsel, and Tracy Brightman, another Kinko's in-house attorney, engaged in further negotiations with the Company's management. Based upon its completed due diligence and the final negotiation of the terms and conditions of the Merger Agreement, Kinko's proposed to pay ImageX shareholders $0.512 per share, or an aggregate of approximately $16.5 million for all outstanding shares. Mr. Leverton noted that this reflected a reduction from the earlier proposed $17.0 million due to certain liabilities to be assumed and certain expenses to be incurred in connection with the transaction.

        At a meeting held on the evening of February 28, 2003, the Company's Board of Directors was advised of the status of the final negotiations with Kinko's and received and reviewed the report of Brueggeman and Johnson, P.C. The Board unanimously adopted the Merger Agreement, approved and adopted the transactions contemplated by the Merger Agreement and determined that the potential transaction was fair to, advisable to and in the best interests of the shareholders and the Company. Following that meeting, the Company informed Kinko's that its Board of Directors had approved the transaction.

        On March 3, 2003, the Merger Agreement was executed by the Company, Kinko's, and the Purchaser, and the Tender Agreements were executed by the relevant officers, directors, select senior managers and shareholders.

        Also on March 3, 2003, the Company and Kinko's issued a joint press release to publicly announce the proposed tender offer. The text of the press release was filed with the SEC.

Reasons for the Recommendation of the Board; Factors Considered.

        In reaching its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

  •
  The opinion of Brueggeman & Johnson P.C. to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $0.512 per Share in cash to be received in the Offer and the Merger by the holders of Shares (other than Kinko's and its affiliates) as well as the presentation by Brueggeman & Johnson P.C. to the Board of Directors at a meeting held on February 28, 2003, rendering its analysis of the financial terms of the Offer and its valuation analysis of the Company. A summary of Brueggeman & Johnson's opinion is set forth under the caption "Opinion of Financial Advisor to The Company" below. The full text of the written opinion of Brueggeman & Johnson dated February 28, 2003, which sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as Annex A to this Statement and is incorporated by reference;

  •
  The historical and recent trading activity and market prices of the Shares, and the fact that the Offer and the Merger will enable the holders of Shares to realize (i) a premium of 156% over the last sale price of the Shares reported by The Nasdaq SmallCap Market on February 28, 2003, the last trading day prior to the approval by the Board of the transaction and (ii) a premium of 144% over the last sale price of the Shares reported by The Nasdaq SmallCap Market on January 28, 2003, approximately one month prior to the approval of the transaction by the Board;

  •
  The Company's current and historical financial condition and results of operations, as well as the present and prospective value of the Company and the strategic alternatives available to the Company as a stand-alone enterprise;

  •
  The current and expected conditions in the printing industry, and the current uncertainties with respect to the industry, the economic environment and general market conditions;

  •
  The continuing challenges facing the Company, including competition in the commercial printing industry from other industry participants, the economic environment and general market conditions, and the implications of those challenges and prospects for the Company as a stand-alone company;

  •
  The fact that the Merger Agreement provides for a prompt cash tender offer for all outstanding Shares to be followed by the Merger at the same cash price per Share, thereby enabling all Company shareholders to receive the transaction consideration at the earliest possible time and enabling shareholders who do not tender their shares in the Offer to receive the same per share consideration to be paid in the Offer;

  •
  The fact that maintaining the Company as a public entity is expensive both in terms of actual costs, including providing audited financial statements and other information to shareholders, retaining disinterested directors, and complying with new regulations affecting public companies;

  •
  The process by which the Board, with the assistance of senior management and the Company's financial and legal advisors, evaluated the Company's strategic alternatives, including liquidation, continuing to operate as an independent company or engaging in a business combination with another company;

  •
  The various terms and conditions of the indications of interest received from third parties that expressed an interest in entering into a business transaction with the Company;

  •
  The fact that the Company had pursued strategic alternatives for over two years and the Offer and the Merger were the only transactions that the Company was able to negotiate for the sale of the entire Company with a cash payment to the Company's shareholders for their shares; and

  •
  The specific terms of the Merger Agreement, including:

  •
  The fact that there is no financing condition to the Offer and that Kinko's has access to the funds necessary to consummate the Offer;

  •
  The fact that the Merger Agreement permits the Company to provide information and participate in discussions with a person or entity that makes an alternative proposal as long as (i) the alternative proposal is not solicited by the Company, (ii) the Board determines in good faith that failing to provide the information or to participate in discussions with them would constitute a breach of its fiduciary duties and (iii) such alternative proposal could reasonably be expected to result in a Superior Company Proposal ("Alternative Transaction");

  •
  The Company's right to terminate the Merger Agreement prior to consummation of the Offer to enter into an Alternative Transaction with a third party if the Company pays a termination fee of $350,000 to Kinko's and reimburses Kinko's for documented out-of-pocket expenses of up to $450,000;

  •
  The ability of the Company shareholders who object to the Merger to obtain "fair value" for their Shares if they properly exercise their dissenters' rights under the WBCA;

  •
  The right of the Company to terminate the Merger Agreement if the Offer is not commenced by March 24, 2003, provided that the failure to commence the Offer did not result from the Company's failure to fulfill any of its obligations under the Merger Agreement; and

  •
  The covenants in the Merger Agreement restricting the conduct of the Company's business prior to the consummation of the Merger only to conduct that is in the ordinary course consistent with past practice, as well as various other operational restrictions on the Company prior to the consummation of the Merger.

        The Board recognized that completion of the Offer and Merger as contemplated by the Merger Agreement would eliminate the opportunity for the Company's shareholders to participate in the future growth and profits of the Company. The Board also realized that the termination fee and expense reimbursement required by the terms of the Merger Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the Offer and the risks associated with the termination fee and expense reimbursement were reflected in the $0.512 per Share price offered by Kinko's in the Offer, and that termination fee and expense reimbursement provisions are not unusual in transactions of this type.

        The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Merger and the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board of Directors unanimously approved the terms of the Offer and recommended that holders of Shares tender their shares in the Offer.

Opinion of Financial Advisor to The Company

        The Company retained Brueggeman and Johnson, P.C. as its financial advisor to assist its management and the Board of Directors in considering valuation, financial and other matters relating to the Offer and the Merger.

        The Company's Board of Directors retained Brueggeman and Johnson, P.C. based on Brueggeman and Johnson's qualifications, experience and expertise in business valuations. As part of Brueggeman and Johnson's valuation business, it is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, divestitures, restructurings, recapitalizations, private placements and valuations for corporate and other purposes.

        At the meeting of the Company's Board of Directors held on February 28, 2003, Brueggeman and Johnson rendered its written opinion that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limits of review as set forth in its opinion, the consideration to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to those shareholders.

        The full text of the written opinion of Brueggeman and Johnson, dated as of February 28, 2003, is attached as Annex A to this Statement. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Brueggeman and Johnson in rendering its opinion. We urge you to read the entire opinion carefully. Brueggeman and Johnson's opinion is directed to the Company's Board of Directors and addresses only the fairness of the consideration, from a financial point of view, to holders of Shares as of the date of the opinion. Brueggeman and Johnson's opinion does not address any other aspect of Offer and the Merger and does not constitute a recommendation to any holder of Shares as to whether that holder should continue to hold Shares, tender Shares into the offer or vote in favor of the Merger. This summary is qualified in its entirety by reference to the full text of Brueggeman and Johnson's opinion.

        In arriving at their opinion, Brueggeman and Johnson reviewed and analyzed various business and financial information relating to the Company and the Merger Agreement, including, but not limited to:

  •
  A draft of the Merger Agreement, which did not differ materially from the final version of that agreement;

  •
  Tender and Voting Agreements;

  •
  Financial statements for the Company for the years 1998 through 2001 and the nine months ended September 30, 2002;

  •
  Stock price data for the Company for specified periods through January 31, 2003;

  •
  Five-year forecast for the Company prepared by the Company's management;

  •
  Liquidation scenarios for the Company prepared by the Company's management;

  •
  Press releases and other communications related to the Company;

  •
  Analyst reports on the Company from InVestex, StockVal, Market Guide and Multex Professional Investor Review;

  •
  Data on publicly traded guideline companies including financial information and stock prices;

  •
  Data on 34 transactions involving sales of companies in similar lines of business or with similar economic and operating characteristics;

  •
  Industry data from CAP Ventures, American Printer and the National Association for Printing Leadership;

  •
  A list of other potential purchasers and copies of any competing offers received by ImageX; and

  •
  Other documents deemed relevant to the analytical process.

        In addition to reviewing and analyzing the documents noted above, Brueggeman and Johnson also conducted discussions with members of ImageX's senior management concerning the history, current operations, financial status and future prospects of the Company, in addition to the printing industry in general. As part of Brueggeman and Johnson's discussions, representatives of Brueggeman and Johnson toured the Company's headquarters located in Kirkland, Washington.

        With respect to the financial forecasts provided to Brueggeman and Johnson by the Company's management, Brueggeman and Johnson discussed the reasonableness of those forecasts and any potential adjustments to those forecasts with management and have relied upon management's representations that those forecasts represent reasonable estimates and judgments as to the future financial performance of ImageX. Brueggeman and Johnson has not expressed any form of comfort or assurance on the achievability of the forecasts or projections or the reasonableness of the underlying assumptions related to those forecasts.

        In addition, Brueggeman and Johnson has relied upon, without independent verification, the assessments of ImageX management as to ImageX's existing and future technology and products and risks associated with such technology and products, the potential cost savings and synergies, including the amount, timing, and achievability of the cost savings and synergies, the strategic benefits anticipated by management resulting from the Kinko's acquisition and the ability of the Kinko's to integrate ImageX's businesses and retain key employees.

        Brueggeman and Johnson's opinion is based on information available, and financial, economic, market and other conditions as they existed and were evaluated as of February 28, 2003. While the firm has presented an opinion on the fairness of the consideration paid from a financial point of view, it has not recommended the specific type of consideration to be paid in the transaction. Additionally, Brueggeman and Johnson has not rendered an opinion on the relative merits of the acquisition as compared to other business strategies that might have been available to ImageX and has not addressed the underlying business decision of ImageX to proceed with the transaction.

        The following is a summary of the financial analyses performed by Brueggeman and Johnson in connection with the preparation of its opinion letter, dated as of February 28, 2003. Some of these summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses used by Brueggeman and Johnson, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Discounted Cash Flow Analysis.

        Brueggeman and Johnson evaluated a five-year forecast for operations through 2007 prepared by the Company's management. The forecast was discussed with management and represented by management to be reflective of their best estimate of future results based on current operating conditions. Revenue was expected to grow from $34.8 million in 2002 to $58.3 million in 2007, a compound annual growth rate (CAGR) of 10.9 percent. Operating income was forecast to grow from a negative $20.9 million in 2002 to a positive $1.6 million in 2007. After other income items, gross operating cash flow was expected to reach $4.0 million in 2007.

        From the annual forecasted gross operating cash flows, Brueggeman and Johnson deducted net cash requirements for working capital and capital expenditures to arrive at total cash flows for the Company. This calculation is shown in the following table (in thousands).

	2003	2004	2005	2006	2007
Gross operating cash flow	$(604)	$1,815	$2,651	$3,513	$4,201
Working capital needs	(1,163)	(1,761)	(661)	(299)	(194)
Capital exp/acquisitions	(400)	(400)	(400)	(400)	(400)

Enterprise cash flow	$(2,167)	$(346)	$1,590	$2,813	$3,607

        When utilizing a discounted cash flow method for valuation, a terminal value needs to be estimated and then capitalized to obtain the Company's value in perpetuity. In estimating the terminal year cash flow, Brueggeman and Johnson employed the following assumptions:

  •
  A 2.5 percent perpetuity growth rate reflecting the Company's likely long-term earnings growth prospects;

  •
  Working capital requirements will be similar to those at the end of 2007; and

  •
  Depreciation expense will be sufficient to replace capital expenditures.

        Utilizing the foregoing assumptions, the terminal year net income of $2.8 million ($2.75 million grown at 2.5 percent) was not reduced by working capital or net capital expenditures, as these were considered minimal at the terminal year. Accordingly, the terminal year cash flow amounted to $2.8 million on a debt-free, invested capital basis.

        Once invested capital cash flows had been determined, Brueggeman and Johnson derived an appropriate discount or capitalization rate that could be used to convert the forecast invested capital cash flows into value. A discount rate is used to convert a future stream of cash flows into value, whereas a capitalization rate (equal to the discount rate minus the cash flow growth rate) is utilized to convert a single period's cash flow into value. Since a multi-period forecast of future cash flows and a terminal year cash flow had been calculated, both a discount rate and capitalization rate had to be developed. When utilizing debt-free cash flow, the most appropriate discount rate is the Company's weighted average cost of capital (WACC), which provides an expected rate of return based on the Company's capital structure, the required yield on the Company's equity, and the required yield on the interest-bearing debt. In the case of the Company, however, the Company did not have any interest-bearing debt. Accordingly, its WACC was equal to its equity rate of return.

        The Company's cost of equity was derived by utilizing a "build-up" method. The build-up method was based on a study published by Ibbotson Associates in Stocks, Bonds, Bills & Inflation: 2002 Yearbook. This study demonstrated that investments in common stock, as represented by the Standard & Poor's Composite Index (S&P 500), have historically provided a return approximately 7.4 percentage points above the yield on long-term government bonds, and that an investment in the smallest decile of stocks traded in the major U.S. stock markets provides yet another 5.0 percent return. Combining the current long-term government bond yield, the equity-risk, and small stock premia provides an estimate of the potential return that investors, in a December 2002 interest rate environment, require for investing in a diversified portfolio of small-market capitalization equities. With long-term government bond rates at 5.1 percent as of the valuation date, the implied return requirement for investing in a market basket of publicly traded, small-capitalization equities was 17.5 percent. The "build up" process is shown below. This estimated required return captured only systematic or market risk, and did not address the risk specific to the Company as a stand-alone investment outside a diversified portfolio. As compensation for this additional risk, an investor in the Company's common stock would require a premium to induce investment. The Company has a history of negative operating profits; while the Company forecasts operating profitability in 2005, this profitability is based on the Company's ability to execute its business plan. After considering all relevant factors, Brueggeman and Johnson concluded that an additional return of 5.0 percent would be needed to attract investors to the Company's common stock.

        Brueggeman and Johnson determined that combining the variables discussed (long-term government bond yield, equity risk premium, small stock premia, and an allowance for unsystematic risk) indicated that a 22.5 percent discount rate was required. The computation is shown below.

Long-term government bond yields	5.1%
Adjusted large-capitalization equity risk premium	7.4
Small-capitalization equity risk premium	5.0

Indicated required return on a broad portfolio of freely-traded interests in small-capitalization equity securities	17.5
Allowance for specific risk associated with the Company at 500 basis points	5.0

Required equity return to induce investment in the Company	22.5%

        Since the Company does not have any debt financing, its WACC is equal to the 22.5 percent cost of equity detailed above.

        Having determined an appropriate WACC, an expected cash flow growth rate had to be subtracted to arrive at a reasonable capitalization rate to apply to the terminal year cash flow. Given the mature state of the industry and the Company's recent sales decline, Brueggeman and Johnson assumed that its sustainable growth rate would align somewhere below or near inflation. The growth rate that best reflects this pattern was estimated to be 2.5 percent. Subtracting this growth rate from the previously calculated WACC results in the following capitalization rate:

Concluded WACC	22.5%
Estimated long-term growth rate	(2.5)

Capitalization rate applicable to debt-free cash flow	20.0%

        With appropriate discount and capitalization rates selected, future debt-free cash flow were discounted to arrive at a value of the total enterprise. The present value of the interim cash flows totaled $1.3 million. The terminal value, obtained by capitalizing the terminal year cash flow by 20 percent, yielded a future value of $14.1 million. From this amount, however, had to be subtracted deferred capital expenditures that had been determined to amount to $6.8 million. The present value of this residual, $2.9 million, was then combined with the present value of the interim cash flows to generate a current value of $4.2 million. Brueggeman and Johnson's analysis indicated that two non-operating assets existed at the time. First, the Company sold its Extensis division in 2002 and was to receive $1.8 million in future payments (at present value). In addition, a cash flow analysis indicated the existence of excess cash amounting to approximately $9.0 million.

        Adding the value of the operating assets with the non-operating assets yielded a freely traded enterprise value, from which Brueggeman and Johnson concluded that since the Company had no interest-bearing debt, the freely traded equity value for the Company was reasonably within the range of the Offer price.

Analysis of Selected Publicly Traded Comparable Companies & Company Common Stock Performance

        Using publicly available information, Brueggeman and Johnson reviewed and compared selected financial data of the Company with similar data from 14 other publicly traded companies engaged in the Printing Industry. ImageX fell below in almost every category of comparison, mainly due to negative operating earnings and negative market capitalization after subtracting out cash. Based on this analysis, Brueggeman and Johnson concluded that a comparison of any of these companies to the Company would ultimately be irrelevant, as the Company's prospects did not comport with those of these established, and for the most part, profitable, guideline companies. Instead, Brueggeman and Johnson then reviewed the Company's market capitalization over the last six months. As shown below, the Company stock price over the past six months has been well below the offer price in the Agreement and Plan of Merger. An analysis of the Offer price compared to the Company's closing stock price over the 90 trading days prior to January 31, 2003 revealed a premium from 132.9 percent up to 162.2 percent.

        Having determined the public guideline company method as an inapplicable methodology with which to estimate the Company's implied value, Brueggeman and Johnson then applied the transaction method, which compares valuation metrics derived from the prices investors were willing to pay for entire companies to similar metrics for the Company. Under the transaction method, Brueggeman and Johnson utilized several transaction databases, including: Securities Data Corporation; DoneDeals; and Pratt's Stats. Thirteen transactions were identified and analyzed. Upon completing the analysis, Brueggeman and Johnson determined that due to ImageX's lack of profits, the application of valuation multiples from these transactions would not be highly relevant and any resulting value of limited use.

        Based on Brueggeman and Johnson's analysis, it was determined that the Company's financial metrics do not allow for the application of valuation multiples derived from either the public company guideline method or the transaction method. However, Brueggeman and Johnson concluded that an analysis of the Company's own stock performance revealed that the Offer price was well in excess of the Company's historical trading levels for at least the past six months.

Valuation Based on Analysis of Company Assets and Liabilities

        Brueggeman and Johnson also evaluated the Company by applying a cost approach analysis, which involves the determination of the value indication of a business, business ownership interest, or security by using one or more methods based on the value of the assets of that business, net of liabilities. This approach attempts to capture the value of both tangible and intangible assets, but such a task is more difficult to achieve in practice. Although the Company is a going concern currently, this approach was utilized in Brueggeman and Johnson's analysis since an argument could be made that ImageX's history of losses brings into question its long-term viability as a stand alone company. The cost approach is generally thought of as providing a "floor" value for an asset.

        In conducting a valuation analysis under the cost approach, Brueggeman and Johnson relied upon information provided by management related to the liquidation and sale of the Company's assets. It focused on three possible liquidation scenarios. The first scenario assumed an immediate shut down of the Company and an immediate liquidation of assets and payment of related liabilities. Under the second scenario, Brueggeman and Johnson assumed an orderly liquidation at depressed prices for the Company's operating assets and subsidiaries. The last scenario also contemplated an orderly liquidation, but instead assumed optimistic prices for the Company's operating assets and subsidiaries.

        In analyzing the foregoing liquidation scenarios, Brueggeman and Johnson discussed various assumptions with the Company's management. Listed below are the specific assumptions utilized in each of the scenarios.

Cash	Unaffected by any of the scenarios
Accounts receivable	Reduced by 15 percent under scenario 1; incorporated in auctioned operating assets under scenarios 2 and 3
Inventory	Reduced by 75 percent under scenario 1; incorporated in auctioned operating assets under scenarios 2 and 3
Prepaid expense	Written off under all three scenarios
Net fixed assets	Reduced to a 10 percent residual value under scenario 1; incorporated in auctioned operating assets under scenarios 2 and 3
Goodwill	Written off under all three scenarios
Other intangibles	Written off under all three scenarios
Patents	Valued at $1,000,000 under scenario 1; incorporated in auctioned operating assets under scenarios 2 and 3
Liabilities	Unaffected by any of the scenarios

        With the foregoing adjustments, the Company would end up with "cash" under each of the scenarios before consideration of costs needed to wind down or transfer assets, depending on the scenario. The wind down expenses shown below include estimated amounts to pay off of the building lease, pay back of restricted cash, employee severance payments, selling costs and cash needed to maintain Company operations through the hypothetical sale or liquidation scenario. The following table demonstrates the ending "cash" the Company would expect to have under each scenario, and the related expenses that each scenario would incur in the aggregate (all amounts shown in thousands). Brueggeman and Johnson did not attempt to calculate any taxes that could conceivably be due as assets are liquidated as any taxes triggered would more than likely be offset by asset write-offs.

	Scenario 1	Scenario 2	Scenario 3
"Cash"	$14,875	$15,588	$18,888
Wind down expenses	9,281	6,551	6,551

Net "cash" available for distribution	$5,594	$9,037	$12,337

        As shown, Brueggeman and Johnson determined that even under the best-case scenario, the Offer price is over 35 percent higher than a liquidation scenario under the cost approach.

        In connection with Brueggeman and Johnson's engagement, the Company requested that Brueggeman and Johnson evaluate the fairness, from a financial point of view, to the holders of the Company common stock of the consideration provided for in the Offer and the Merger. The opinion and the information provided by Brueggeman and Johnson to the Company's Board were two of many factors taken into consideration by the Board in making its determination to approve the Offer and the Merger. Consequently, the Brueggeman and Johnson analyses described above should not be viewed as determinative of the opinion of the Company board or the view of the Company management with respect to the value of the Company.

        Information regarding the financial terms of the engagement of Brueggeman and Johnson is provided in response to "Item 5: Persons/Assets, Retained, Employed, Compensated or Used", below.

(c) Intent to Tender.

        In connection with the execution of the Merger Agreement, Kinko's and the Purchaser entered into the Tender and Voting Agreements, with each director, officer and certain shareholders of the Company, including Acorn Ventures, Inc., Acorn Ventures IX, LLC, Internet Ventures, LLC and Alta California Partners II, L.P. Pursuant to the Tender and Voting Agreements, each tendering shareholder has agreed to tender all of their Shares into the Offer no later than the fifth business day following commencement of the Offer. For a summary of the Tender and Voting Agreements, please see "Item 3. Past Contacts, Transactions, Negotiations and AgreementsTender and Voting Agreements" of this Statement.

ITEM 5: PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The Company engaged Brueggeman and Johnson, P.C. pursuant to an engagement letter dated December 10, 2002 to act as the Company's financial advisor. As part of its role as financial advisor, Brueggeman and Johnson delivered a fairness opinion to the Board. Pursuant to the terms of the engagement letter, the Company agreed to pay Brueggeman and Johnson: (i) a non-refundable retainer fee of $50,000, (ii) a fee of $25,000 upon the issuance of the fairness opinion.

        The Company has also agreed to reimburse Brueggeman and Johnson for all of its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Brueggeman and Johnson and its affiliates and their respective directors, officers, agents, representatives and employees against liabilities and expenses, including liabilities under the federal securities laws, related to or arising out of Brueggeman and Johnson's engagement.

        Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer or the Merger.

ITEM 6: INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        No transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

ITEM 7: PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

        The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the terms of the Merger Agreement. As promptly as practicable following the purchase of Shares pursuant to the Offer and after satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, the Purchaser intends to acquire any remaining equity interest in the Company not acquired in the Offer by completion of the Merger.

        Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer, which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8: ADDITIONAL INFORMATION.

Information Statement.

        The Information Statement provided pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder and attached as Annex B to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board upon the acceptance for payment of, and payment by Purchaser for, the Shares in the Offer, other than at a meeting of Company's shareholders, as described in Item 3 above, and is incorporated by reference herein.

Vote Required to Approve the Merger.

        The WBCA and the Company's Articles of Incorporation require, among other things, that the adoption of any agreement of merger or consolidation of a Washington corporation must be approved and found advisable by the board of directors of that corporation and, if the "short-form" merger procedure described below is not available, adopted by the holders of at least a majority of that corporation's outstanding voting securities. The ImageX Board has unanimously (i) adopted the Merger Agreement, and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the applicable provisions of the WBCA, (ii) determined that the terms of the Merger Agreement and the Offer, the Merger and such other transactions are fair to and in the best interests of ImageX and its shareholders and (iii) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement and the Merger. Consequently, the only additional corporate action of ImageX that may be necessary to effect the Merger is the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding Shares, if the "short-form" merger procedure is not available. In the Merger Agreement, ImageX has agreed to convene a meeting of its shareholders as soon as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby if such action is required by the WBCA.

        The WBCA also provides that, if a parent company owns at least 90% of the outstanding shares of each class of stock of a Washington subsidiary, the parent company may merge that subsidiary into the parent company, or the parent company may merge itself into that subsidiary, pursuant to the "short-form" merger procedures without prior notice to, or the approval of, the other shareholders of the subsidiary. Accordingly, if the Purchaser acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, it will have sufficient voting power to cause the adoption of the Merger Agreement without prior notice to, or any action by, ImageX's other shareholders. In that event, ImageX, the Purchaser and Kinko's have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after consummation of the Offer without any action by ImageX's other shareholders. If, however, the Purchaser does not acquire at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, and adoption of the Merger Agreement by ImageX's shareholders is required under the WBCA to effect the Merger, a longer period of time would be required to effect the Merger.

Dissenters' Rights.

        Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the approval of ImageX's shareholders is required for the consummation of the Merger, holders of Shares will have certain dissenters' rights pursuant to the provisions of Chapter 23B.13 of the WBCA to dissent and demand payment in cash of the fair value of their Shares. If the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Price or the market value of the Shares, including asset values and the investment value of the Shares. The fair value so determined could be more or less than the Offer Price.

        If any holder of Shares who fails to properly exercise dissenters' rights under Chapter 23B.13 of the WBCA, the Shares of such holder will be converted into the right to receive the Offer Price for such Shares in accordance with the Merger Agreement.

        The foregoing discussion is not a complete statement of law pertaining to dissenters' rights under the WBCA and is qualified in its entirety by the full text of Chapter 23B.13 of the WBCA.

Antitrust Laws.

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1936 (as amended, the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished for review by the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not a reportable transaction under the HSR Act.

ITEM 9: EXHIBITS.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 13, 2003 (filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated by reference herein).*
(a)(1)(B)	Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated by reference herein).*
(a)(1)(C)	Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(C) to the Schedule TO and incorporated by reference herein).*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated by reference herein).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated by reference herein).
(a)(1)(F)	Guidelines for Request for Taxpayer Identification Number and Certification on Substitute Form W-9 (filed as Exhibit (a)(1)(F) to the Schedule TO and incorporated by reference herein).*
(a)(1)(G)	Summary Advertisement published March 13, 2003 (filed as Exhibit (a)(1)(G) to the Schedule TO and incorporated by reference herein).
(a)(2)	Letter to shareholders from Richard P. Begert dated March 13, 2003.*
(a)(5)(A)	Joint Press Release issued by Kinko's and Company and ImageX, Inc. on March 3, 2003, filed on Schedule 14D-9C by ImageX, Inc. on March 4, 2003 and incorporated by reference herein.
(a)(5)(B)	Information Statement pursuant to Section 14(f) of the Exchange Act (included as Annex B hereto).*
(c)	Opinion of Brueggeman and Johnson, P.C. dated February 28, 2003 (included as Annex A hereto). *
(d)(1)	Agreement and Plan of Merger, dated as of March 3, 2003, by and among the Company, Kinko's and the Purchaser (filed as Exhibit (d)(1) to the Schedule TO and incorporated by reference herein).
(d)(2)	Form of Tender and Voting Agreement (filed as Exhibit (d)(2) to the Schedule TO and incorporated by reference herein).
(e)(1)	Employment Agreement, dated as of November 15, 2002, between the Company and Mariam J. Naini.

*
Mailed to shareholders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

IMAGEX, INC.
Name: Richard P. Begert Title: Chief Executive Officer

Date: March 13, 2003

ANNEX A

February 28, 2003

Board of Directors
ImageX, Inc.
10210 NE Points Drive, Suite 200
Kirkland, Washington 98033

Members of the Board:

        You have asked us to advise you with respect to the fairness, from a financial point of view, of the sale of ImageX, Inc. (ImageX or the Company), to Kinko's, Inc. (Kinko's) as set forth in the Agreement and Plan of Merger dated February 2003 (the Agreement). The Agreement provides for, among other things, that Kinko's acquire all outstanding common stock, common stock options and common stock warrants of ImageX. In exchange for all of the outstanding common stock, common stock options and common stock warrants of ImageX, Kinko's intends to pay $16,515,000 in cash, representing approximately $0.512 per share on a fully diluted basis.

        In arriving at our opinion, we have reviewed the Agreement and certain business and historical financial information relating to ImageX. We have also reviewed and discussed the financial forecasts prepared by ImageX with respect to ImageX's business. We have met with senior management of ImageX to discuss its business operations and prospects and its contemplated merger with Kinko's. We have considered the financial terms of certain other business combinations and other transactions of unrelated parties that have been announced or affected in the same, or similar, line of business as ImageX. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

        In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. We have further relied on the assurances of members of ImageX management that they are not aware of any facts that would make such financial or other information inaccurate, incomplete, or misleading. With respect to the financial forecasts for ImageX referred to above, we have reviewed and discussed such forecasts (including any necessary adjustments thereto) with ImageX management and have been advised, and have assumed, with your consent, that such forecasts (and adjustments) represent reasonable estimates and judgments as to the future financial performance of ImageX. In addition, we have relied upon, without independent verification, the assessment of ImageX's management as to (i) the existing and future technology and products of ImageX and the risks associated with such technology and products, (ii) the potential cost savings and synergies (including the amount, timing and achievability thereof) and strategic benefits anticipated by the managements of ImageX and Kinko's to result from the acquisition, (iii) their ability to integrate the businesses of ImageX into Kinko's and (iv) their ability to retain key ImageX employees. We have assumed, with your consent, that in the course of obtaining any necessary regulatory and third party approvals and consents for the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on ImageX or the contemplated benefits of the acquisition. We have also assumed the accuracy of the representations and warranties made by both parties in the Agreement. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ImageX, nor have we been furnished with any such evaluations or appraisals. Our opinion is based upon information provided or available to us, and financial, economic, market and other conditions as they existed and could have been evaluated, on the date hereof. Our opinion does not address the relative merits of the acquisition as compared to other business strategies that might be available to ImageX, nor does it address the underlying business decision of Kinko's to proceed with the acquisition.

1

        We note that we were not authorized to, and did not, solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Consequently, no opinion is expressed whether any alternative transaction might produce consideration for the Company's shareholders in an amount in excess of that contemplated in the Merger.

        We have not acted as a financial advisor to ImageX in connection with the terms of its acquisition by Kinko's, but we will receive a fee for our services upon the submission of this fairness opinion. We have provided other financial services to ImageX in the past, and may also provide financial services in the future unrelated to its proposed sale to Kinko's, for which services we have received, and would expect to receive, compensation that would be standard for the services rendered. We have no present or contemplated future interest in either ImageX or Kinko's, and we have no personal interest or bias with respect to the parties involved.

        It is understood that this letter is for the information of the Board of Directors of ImageX in connection with its evaluation of the sale of ImageX to Kinko's and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the sale.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the sale of ImageX to Kinko's under the terms set forth in the Agreement is fair, from a financial point of view, to ImageX and its shareholders.

        We will be pleased to discuss the contents of this letter and the results of our work with you in detail at any time.

Sincerely,

BRUEGGEMAN AND JOHNSON, P. C.

Neil J. Beaton, CPA/ABAV, CFA, ASA
Vice President

NJB:cac

2

ANNEX B

IMAGEX, INC.
10210 NE POINTS DR., SUITE 200
KIRKLAND WASHINGTON 98033

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

        This Information Statement is being mailed on or about March 13, 2003 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of ImageX, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Kinko's Washington, Inc. (the "Purchaser"), a Washington corporation and a wholly-owned subsidiary of Kinko's, Inc., a Delaware corporation ("Kinko's"), to at least a majority of the seats on the board of directors of the Company (the "Board" or the "Board of Directors").

        As of March 3, 2003, the Company entered into an Merger Agreement and Agreement and Plan of Merger (the "Merger Agreement") with Kinko's and Purchaser, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Shares"), at a price per Share of $0.512, net to the seller in cash without interest and less any amounts required to be withheld and paid to governmental entities (such price, or the highest price per Share as may be paid in the Offer, is hereinafter referred to as the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by the Purchaser and Kinko's (the "Schedule TO") with the United States Securities and Exchange Commission (the "SEC") on March 13, 2003.

        The Merger Agreement provides, among other things, that as soon as practicable following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of Washington law, the Purchaser will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Kinko's. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company, Kinko's, the Purchaser or any of their respective subsidiaries and Shares for which appraisal rights have been exercised in accordance with the Washington Business Corporation Act (the "WBCA")) will be converted into the right to receive, upon the surrender of the certificate formerly representing such Share, the Offer Price, in cash, without interest and less all amounts required to be withheld therefrom under applicable law (the "Merger Consideration").

        The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the SEC on March 13, 2003 and which is being mailed to shareholders of the Company along with this Information Statement.

1

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Kinko's, the Purchaser or the Kinko's Designees (as defined herein) has been provided by Kinko's. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Pursuant to the Merger Agreement, Kinko's commenced the Offer on Thursday, March 13, 2003. The Offer is scheduled to expire at 12:00 a.m. Midnight, Eastern time, on Wednesday, April 9, 2003, unless extended in accordance with its terms.

        The Common Stock of ImageX is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the shareholders of the Company. Each share of Common Stock is entitled to one vote. As of March 10, 2003, there were 31,211,967 shares of Common Stock issued and outstanding, and neither Kinko's nor the Purchaser own any Shares.

RIGHT TO DESIGNATE DIRECTORS AND KINKO'S DESIGNEES

        The Merger Agreement provides that, promptly on the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the ImageX Board as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the ImageX Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of (i) the total number of directors on the ImageX Board (giving effect to the directors elected as described in this sentence) multiplied by (ii) the percentage that (a) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Kinko's bears to (b) the number of Shares then outstanding, and ImageX will, at such time, cause the Purchaser's designees to be so elected or appointed to the ImageX Board.

        Subject to provisions of applicable law, the Merger Agreement obligates ImageX to take all action requested by Kinko's that may be necessary to effect any such election or appointment. In that connection, ImageX will promptly, at the option of the Purchaser, either increase the size of the ImageX Board or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the ImageX Board as described above. ImageX also will use its reasonable efforts to cause the Purchaser's designees to be proportionately represented on each committee of the ImageX Board (other than any committee of the ImageX Board established to take action under the Merger Agreement).

        In the event that the Purchaser's designees are appointed or elected to the ImageX Board, until the Effective Time, the ImageX Board will have at least three directors who are directors on March 3, 2003 and who are not officers of ImageX (the "Independent Directors"). In addition, in that event, if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director will be entitled to designate a person to fill the vacancy or, if no Independent Directors then remain, the other directors will designate two persons to fill such vacancies who are not officers, shareholders or affiliates of ImageX, the Purchaser or Kinko's. After acceptance by the Purchaser of Shares pursuant to the Offer and prior to the Effective Time, any (i) amendment or termination of the Merger Agreement by ImageX, (ii) extension of time for the performance, or waiver, of the obligations or other acts of the Purchaser or Kinko's or (iii) waiver of ImageX's rights under the Merger Agreement will require the approval of a majority of the Independent Directors in addition to any required approval by the full ImageX Board.

        As of the date of this Information Statement, no determination has been made as to which directors of the Company will serve as the Independent Directors.

2

THE KINKO'S DESIGNEES

        The information contained in this Information Statement concerning Kinko's and the Purchaser has been furnished to the Company by Kinko's or the Purchaser. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information.

        As of the date of this Information Statement, Kinko's has not determined who will be the Kinko's Designees. However, Kinko's has informed the Company that the Kinko's Designees will be selected by Kinko's from among any of the directors and officers of Kinko's set forth below. The following table sets forth certain information with respect to individuals Kinko's may designate as the Kinko's Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Kinko's. Unless otherwise indicated, the business address of each such person is 13155 Noel Road, Suite 1600, Dallas, Texas 75240; their telephone number at that address is (214) 550-7000 and each such person is a citizen of the United States.

Name (Age)	Position with Kinko's	Additional Information
Gary M. Kusin (51)	Director, President and Chief Executive Officer	Mr. Kusin has served as a Director and as the President and Chief Executive Officer of Kinko's since June 2001. From September 1998 through August 2001, he was the Chief Executive Officer of HQ Global Workplaces, Inc., a leader in flexible workplace solutions. On March 13, 2002, HQ Global Workplaces filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Prior to joining HQ Global Workplaces, Mr. Kusin co-founded and built two consumer retail businesses, Laura Mercier Cosmetics, a high-end cosmetics supplier now owned by Neiman-Marcus, and Babbage's, Inc., a leading chain of consumer software specialty stores that merged with Software Etc. and now operates under the name GameStop®. Mr. Kusin's experience in the retail sector also includes service with Federated Department Stores as well as Carter-Hawley-Hale Stores. Mr. Kusin serves as a director of Electronic Arts, Inc., a leading entertainment software publisher.

3

Daniel J. Connors (44)	Senior Vice President, Corporate Strategy
Mr. Connors joined Kinko's as Senior Vice President, Corporate Strategy, in August 2001. He is responsible for formulating and communicating Kinko's strategies to its various constituents, and for measuring results against those strategies. Prior to joining Kinko's, Mr. Connors held a similar position with HQ Global Workplaces, a leader in flexible workplace officing solutions. On March 13, 2002, HQ Global Workplaces filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Prior to joining HQ Global Workplaces, Mr. Connors was with Bain & Company, a multinational strategy-consulting firm, during the period from July 1996 to September 2000. Prior to his work at Bain, he served as Deputy General Counsel of Wang Laboratories, and was a senior associate at Crowell & Moring, a Washington, D.C. law firm. He started his career as an attorney in The Pentagon Honors Program in Washington, D.C.
John M. McDonald (47)	Senior Vice President, Sales
Mr. McDonald has served as Kinko's Senior Vice President of Sales since joining the company in January 2003. Prior to joining Kinko's, Mr. McDonald served as Vice President of North America Sales for Manpower, Inc., a human resources company, from January 2001 to January 2003. From July 1998 through January 2001, Mr. McDonald served as VP of Sales for Moore North America, a division of Moore Corporation, LTD.
Jim McCurry (54)	Senior Vice President,
Mr. McCurry became Senior Vice President and President of Kinko's Printing Division in March 2003. From 2001 to March 2003 he was an independent management consultant. From April 2000 through 2001 he was CEO of Cerespan.com, an e-commerce subsidiary of Fleming Companies, Inc. He was a partner with the international management consulting firm Bain & Company from 1997 until assuming his position at Cerespan.com in April 2000. Mr. McCurry was the co-founder and Chairman of software retailer Babbage's, Inc from 1983 to 1994 when it merged with Software Etc., and he served as Chairman and CEO of the combined company through 1996. He is member of the board of directors of Interstate Hotels and Resorts, a NYSE listed company.

4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table summarizes certain information regarding the beneficial ownership of our common stock as of March 6, 2003 for

  •
  our Chief Executive Officer;

  •
  our top four most highly compensated executive officers (other than our chief executive officer) whose compensation exceeded $100,000 in 2002;

  •
  each of our directors;

  •
  all our directors and executive officers as a group; and

  •
  each person or group that we know owns more than 5% of our common stock.

        Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission ("SEC") and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of March 6, 2002 are deemed outstanding for computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, any listed executive officers or director of ImageX can be reached at the principal offices of ImageX.

	Shares of ImageX, Inc. Common Stock
Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Executive Officers and Directors
Richard P. Begert(2)	715,199	2.3%
Timothy G. Dowling	0	*
Cory Klatt(3)	534,378	1.7
Gary Madson(4)	78,200	*
Mariam J. Naini(5)	109,398	*
Garrett P. Gruener(6)	5,334,903	17.1
Elwood D. Howse, Jr.(7)	306,328	1.0
Richard R. Sonstelie(8)	74,667	*
Bernee D.L. Strom(9)	32,500	*
F. Joseph Verschueren(10)	469,900	1.5
All directors and executive officers as a group (10 persons)(11)	7,655,473	24.5
Other Principal Shareholders
Entities affiliated with Acorn Ventures, Inc.(12) 1309 114th Avenue SE, Suite 200 Bellevue, WA 98004	3,483,177	11.2

*
Less than 1%

(1)
Based on 31,211,967 outstanding shares as of March 6, 2003.

(2)
Includes 207,999 shares issuable pursuant to options exercisable within 60 days of March 6, 2003 ("Vested Options").

(3)
Includes 72,778 Vested Options.

(4)
Includes 75,800 Vested Options.

(5)
Includes 107,589 Vested Options.

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(6)
Includes 4,650,085 outstanding shares held by, and 607,707 shares issuable pursuant to warrants exercisable within 60 days of March 6, 2003 ("Vested Warrants") held by Alta California Partners II, LP and 54,433 outstanding shares and 7,678 Vested Warrants held by Alta Embarcadero Partners II, LLC. Mr. Gruener is a general partner of Alta California Management Partners II, LP, which is the general partner of Alta California Partners II, LP. Mr. Gruener is also a member of Alta Embarcadero Partners II, LLC. Mr. Gruener disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares arising from his interest in Alta California Management Partners II, LP. Also includes 15,000 Vested Options.

(7)
Includes 15,000 Vested Options. Also includes 37,000 outstanding shares held by Mr. Howse's spouse and 7,150 Vested Warrants held by Howse Family Partnership. Mr. Howse is a general partner of Howse Family Partnership.

(8)
Includes 15,000 Vested Options and 58,409 outstanding shares and 1,258 Vested Warrants held jointly by Mr. Sonstelie and his spouse.

(9)
Includes 27,500 Vested Options.

(10)
Includes 10,000 Vested Options.

(11)
Includes 546,666 Vested Options and 623,793 Vested Warrants.

(12)
Includes 936,410 outstanding shares and 870,946 Vested Warrants held by Acorn Ventures IX, LLC. Also includes 1,461,906 outstanding shares and 6,500 Vested Warrants held by Internet Ventures, LLC. Acorn Ventures, Inc. is a member of Acorn Ventures IX, LLC and Internet Ventures, LLC.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF IMAGEX

Directors

        The Board of Directors is divided into three classes, with the members of each class serving for a staggered three-year term. At each annual meeting of shareholders of the Company, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The term of the Class I director expires upon the election and qualification of a successor director at the annual meeting of shareholder to be held in 2004. The term of the Class II directors expire upon the election and qualification of successor directors at the annual meeting of shareholder to be held in 2005. The term of the Class III directors expire upon the election and qualification of a successor directors at the annual meeting of shareholder to be held in 2003.

        The Board of Directors currently consists of one Class I director (Garret P. Gruener), three Class II directors (F. Joseph Verschueren, Elwood D. Howse, Jr., and Bernee D. L. Strom), and two Class III directors (Richard P. Begert and Richard R. Sonstelie). There are no family relationships among any of our directors or executive officers. Information regarding each of the members of the Board of Directors is set forth below.

        Richard P. Begert (age 46) has been President, Chief Executive Officer and a director of ImageX since November 1998. From 1993 to 1998, Mr. Begert was Regional President of AT&T Wireless Services (and its predecessor, McCaw Cellular Communications, Inc.), a telecommunications company. From 1986 to 1993, Mr. Begert held various other senior positions at McCaw Cellular. Mr. Begert received his BA in business administration from the University of Washington.

        Garrett P. Gruener (age 48) has served as a director of ImageX since April 1999. He is a Founder and Managing Director of Alta Partners, a venture capital partnership investing in information technologies and life science companies. Prior to founding Alta Partners in 1996, Mr. Gruener was a Partner at Burr, Egan, Deleage & Co., a venture capital firm, which he joined in 1992 and served as

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Vice President from 1992 to 1997. Mr. Gruener was a consultant to various corporations and start-up companies from 1988 to 1992. He founded Virtual Microsystems, Inc. in 1982, a successful software company that merged with another DEC-oriented software company in 1987. From 1978 to 1982, he worked for Integrated Automation in a variety of capacities including Director of Marketing. Mr. Gruener also serves as Chairman of the Board and Secretary of Ask Jeeves, Inc. Mr. Gruener received his BS in political science from the University of California, San Diego and his MA in political science from the University of California, Berkeley.

        Elwood D. Howse, Jr. (age 62) has been a director of ImageX since December 1996. Mr. Howse served as President of Cable & Howse Ventures, a Northwest venture capital management firm, from 1981 to 1997 and as Managing Member since 1997. He has served as a director of BSquare Corporation (Nasdaq NM: BSQR) which accelerates the development, deployment, and management of next generation smart devices and applications, since December 2002 and of OrthoLogic Corporation, a manufacturer and marketer of orthopaedic products, since September 1987 and of Applied Microsystems Corporation, a manufacturer of microprocessors, which provides high-level software development tools and solutions that expedite complex software projects, since February 1992. He also serves as a director of several private companies and charitable institutions. Mr. Howse received his BS in engineering and his MBA from Stanford University.

        Richard R. Sonstelie (age 57) has been a director of ImageX since June 1998. Mr. Sonstelie served as Chairman of the Board of Puget Sound Energy, Inc., a power company, from February 1997 through March 2000 and as a director from 1987 to January 2000. His prior positions with Puget Sound Energy included Chief Executive Officer from 1992 to 1998, Chief Operating Officer from 1991 to 1992, Chief Financial Officer from 1987 to 1991 and Executive Vice President from 1985 to 1987. Mr. Sonstelie received his BS from the United States Military Academy at West Point, his MS in nuclear engineering from Massachusetts Institute of Technology and his MBA from Harvard University.

        Bernee D. L. Strom (age 55) has been a director of ImageX since May 1999. Ms. Strom has served as President and Chief Executive Officer of the Strom Group, Inc., a venture investment and business advisory firm specializing in high technology since 1990. Ms. Strom was Chief Executive Officer of iCopyright.com, a provider of Internet content services from July 2000 until January 2001. Prior to that, she was President and Chief Operating Officer of InfoSpace.com, Inc. from November 1998 through December 1999 and President of InfoSpace Ventures LLC from January 2000 though June 2000. From April 1995 to June 1997, Ms. Strom served as President and Chief Executive Officer of USA Digital Radio, LP, a partnership of Westinghouse Electric Corporation and Gannett Co., Inc. that develops technology for AM and FM digital radio broadcasting. Ms. Strom also serves as a director of the Polaroid Corporation, a photographic equipment and supply company and Hughes Electric. Ms. Strom received her BS in mathematics and history, her MA and her Ph.D. (ABD) in mathematics and mathematics education from New York University and her MBA from the Anderson School at the University of California, Los Angeles.

        F. Joseph Verschueren (age 51) was a Co-Founder of ImageX, has been a director of ImageX since its inception in 1995 and has served as Chairman of the Board since August 1997. In addition, he served as President from September 1996 to November 1998 and Chief Executive Officer from August 1997 to November 1998. Mr. Verschueren served as Chief Executive Officer of Parallel Communications Inc., an advertising agency, from 1992 to 1996 and as Chairman of the Board of Parallel Communications until July 1999. Mr. Verschueren received his BA in English and a BA in philosophy from Gonzaga University.

Executive Officers

        Each executive officer of the Company serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier death, resignation or

7

removal. There are no family relationships among any of the directors or executive officers of the Company. Information regarding the current executive officers of the Company is set forth below.

Name	Age	Position
Richard P. Begert	46	President, Chief Executive Officer and Director
Jose S. David	46	Chief Financial Officer
Cory Klatt	34	Chief Technology Officer
Gary Madson	50	Vice President of Operations
Mariam J. Naini	39	Vice President, General Counsel and Secretary

        Richard P. Begert, See "Current Directors and Executive Officers of the Company—Directors."

        Jose S. David has been Chief Financial Officer since October 1, 2002. From 1989 to 2001, Mr. David was CFO of Active Voice, Inc., formerly a publicly traded telecommunications software company, the majority of which was acquired by Cisco Systems, Inc. in February, 2001. Subsequent to that acquisition, Mr. David continued to serve as CFO Active Voice, Inc., until its assets remaining after the sale to Cisco were sold to NEC. Prior to his position at Active Voice, Inc., Mr. David worked for Wang Laboratories and Peripheral Technologies, Inc. in various finance leadership roles and for PriceWaterhouseCoopers in a public accounting role. Mr David holds a B.B.A. from the University of Washington.

        Cory Klatt is a co-founder of ImageX and holds the position of chief technology officer. He has spent the last six years pioneering the development of the systems and technology behind the ImageX solution. In 1992, as a partner at Practical Applications, Inc., he created one of the first client/server systems to manage the ordering, imaging, manufacturing and billing of software-compatible forms. Prior to co-founding ImageX, Mr. Klatt managed a team of developers that designed and implemented several of the first e-commerce solutions for Microsoft Corporation.

        Gary Madson has been Vice President of Operations since September 2000. Prior to joining ImageX, Mr. Madson was Global Microsoft Business Manager at Zomax, Inc., an outsource service provider to the software industry. Prior to working at Zomax, Mr. Madson was the General Manager of KAO Infosystems, Inc. Mr. Madson holds a B.S. in biological oceanography from the University of Washington.

        Mariam J. Naini has been Vice President, General Counsel and Secretary of ImageX, Inc. since November 1999 and Secretary since December 1999. From April 1999 to October 1999, Ms. Naini was an Associate General Counsel at Amazon.com, Inc. From April 1998 to March 1999, she was an Of Counsel with Irell & Manella LLP's Los Angeles, California office. From July 1994 to March 1998, Ms. Naini was a Senior Associate with Morgan, Lewis & Bockius LLP's Washington, D.C. office, and from December 1988 to June 1994, she was an associate with Howrey & Simon LLP's Washington, D.C. office. Ms. Naini received her B.A. degree with honors, in three years, from Wellesley College and a Juris Doctorate degree in 1988 from Georgetown University Law Center.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        ImageX has entered into indemnification agreements with each of its executive officers and directors. Under these agreements, ImageX indemnifies any individual made a party to a proceeding because that individual is or was a director or executive officer of ImageX, and will advance or reimburse reasonable expenses incurred by that individual in advance of the final disposition of the proceeding, to the full extent permitted by applicable law.

8

        In November 2002, ImageX entered into an employment agreement with Ms. Naini. The agreement entitles Ms. Naini to receive a lump sum severance payment in an amount equal to 12 months salary, plus any bonus Ms. Naini would have received based on the achievement of performance-based goals determined by the Company (prorated for the length of service during the fiscal year in which Ms. Naini is no longer employed by the Company), plus medical and dental premiums for 12 months upon the occurrence of certain events, including: (a) termination of Ms. Naini's employment without cause; (b) the liquidation or dissolution of the Company; (c) a diminution of the Company's cash-on-hand below $5,000,000; (d) the closing of the sale of all or substantially all of the Company's assets or a majority of the Company's stock; (e) the Board of Directors' elimination of the positions of the Chief Executive Officer and Chief Financial Officer; or (f) Mr. Begert's separation of employment with the Company. The Company expects that its obligation to make the foregoing severance payment will be triggered by the transactions contemplated in the Merger Agreement.

        In November 1998, Mr. Begert purchased 500,000 shares of common stock at the then fair market price of $0.40 per share, as determined the Board of Directors. He paid the purchase price for the shares by issuing a promissory note to ImageX. The promissory note accrues interest at the rate of 7% per year. Principal and interest under the promissory note are due and payable as follows: (a) 24% of the principal, plus interest accrued thereon, was due in November 1999 and has been paid and (b) 2% of the principal is due each month thereafter until the promissory note is paid in full. Pursuant to the stock vesting and pledge agreement, Mr. Begert granted ImageX a right to repurchase a portion of these shares if his employment terminates. As of December 31, 2002, the repurchase right had lapsed with respect to 480,000 of the shares. The repurchase right with respect to the remaining shares lapsed ratably over the next two months. As of December 31, 2002, the value of Mr. Begert's aggregate restricted stock holdings was $110,000, based on the last reported sale price of our common stock on the Nasdaq SmallCap Market on December 31, 2002 of $0.22 per share.

        ImageX believes that the transactions described above were made on terms as favorable to ImageX as it would have received from unaffiliated third parties. Any future transactions between ImageX and its officers, directors and greater than 5% shareholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of ImageX's disinterested, non-employee directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934 requires ImageX's officers, directors and persons who own more than 10% of a registered class of ImageX's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater-than-10% shareholders are required by SEC regulation to furnish ImageX with copies of all Section 16(a) forms they file.

        Based solely on its review of the copies of such forms it received, or written representations from certain reporting persons that no forms were required for those persons, ImageX believes that during fiscal year 2002 its officers, directors and greater-than-10% beneficial owners complied with all applicable filing requirements of Section 16(a). ImageX has concluded that no transactions gave rise to liability under Section 16(b) of the Exchange Act for recapture of short-swing profits.

INFORMATION ON COMMITTEES OF THE BOARD OF DIRECTORS AND MEETINGS

        The Compensation Committee currently consists of Mr. Sonstelie and Ms. Strom. The Compensation Committee establishes and reviews the compensation and benefits of our executive officers, considers incentive compensation plans for our employees and carries out duties assigned to the committee under our option plans and our employee stock purchase plan. The Compensation

9

Committee met four times during the 2002 fiscal year. For further information, see "Report on Executive Compensation by the Compensation Committee" below.

        The Audit Committee currently consists of Messrs. Gruener, Howse and Sonstelie. The Board of Directors has adopted a charter governing the duties and responsibilities of the Audit Committee. Pursuant to this charter, the function of the Audit Committee is to make recommendations to our Board of Directors regarding the selection and retention of independent auditors, review the scope and results of the audit with the independent auditor and management, and review and evaluate our audit and control functions. The Board of Directors has determined that the members of the Audit Committee are "independent" as that term is defined in NASD Rule 4200(a)(14). The Audit Committee met four times during the 2002 fiscal year. For further information, see "Report of the Audit Committee" below.

        The Company does not currently have a Nominating Committee.

        During 2002, there were eight meetings of the Board of Directors. During this period, all of the directors, with the exception of Wayne Perry (who resigned from the Board of Directors in September 2002), attended or participated in more than 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meeting held by all committees of the Board on which each such director served.

COMPENSATION OF DIRECTORS

        We reimburse our directors for all reasonable expenses incurred in connection with their attendance at board and committee meetings. Under our 1999 Non-employee Directors Stock Option Program, each of our non-employee directors is entitled to receive stock options as set forth below. The program provides for the grant of an option to purchase 12,500 shares of common stock to each of our non-employee directors upon their initial election or appointment to the board, then annually, we grant each non-employee director who continues to serve on the board an additional option to purchase 5,000 shares of common stock. All options granted under the program fully vest on the grant date. All options granted under the program expire ten years from the date of the option grant. The exercise price for these options is the fair market value of our common stock on the grant date. Directors do not receive any annual stipend or other remuneration.

Report of the Audit Committee

        The Audit Committee, which is composed of three independent directors, makes recommendations to our Board of Directors regarding the selection and retention of independent auditors, reviews the scope and results of the audit with the independent auditor and management, and reviews and evaluates our audit and control functions. The Audit Committee of the Board of Directors has furnished the following report.

        We have reviewed and discussed with management the Company's audited consolidated financial statements as of and for the fiscal year ended December 31, 2002.

        Audit Fees.    The Company has been billed a total of approximately $200,000 by PricewaterhouseCoopers, LLP, the Company's independent auditors, for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2002 and the reviews of interim financial statements included in the Company's Forms 10-Q filed during the last fiscal year.

        Financial Information Systems Design and Implementation Fees.    There were no fees billed by PricewaterhouseCoopers, LLP for professional services rendered in connection with financial information systems design and implementation during the fiscal year ended December 31, 2002.

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        All Other Fees.    The Company has been billed a total of $50,000 for all other services rendered by PricewaterhouseCoopers, LLP that are not set forth above, including approximately $3,000 for tax compliance, approximately $16,000 for an audit of the Company's 401(k) plan for 2001 and approximately $31,000 for consultations with regard to the sale of our wholly owned subsidiary, Extensis, Inc., and filing of a Form 8-K disclosing the sale of Extensis, Inc.

        The Audit Committee of the Board of Directors has determined that the provision of services by PricewaterhouseCoopers, LLP described in the preceding two paragraphs are compatible with maintaining PricewaterhouseCoopers, LLP's independence as the Company's principal accountants.

        We have discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

        We have received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and have discussed with the auditors the auditors' independence.

        Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

January 22, 2003

AUDIT COMMITTEE Elwood D. Howse, Jr., Chairman Garrett P. Gruener Richard R. Sonstelie

11

EXECUTIVE COMPENSATION

        The following table provides information concerning the compensation received for services rendered to ImageX in all capacities for the three fiscal years ended December 31, 2002 by our Chief Executive Officer and each of our four most highly compensated executive officers other than our Chief Executive Officer whose compensation exceeded $100,000 in fiscal year 2002.

Summary Compensation Table

Long-Term Compensation Awards
Annual Compensation
Name and Principal Position					Securities Underlying Options
	Year	Salary		Bonus
Richard P. Begert President, Chief Executive Officer and Director	2002 2001 2000	$252,083 264,583 254,167		$137,813 100,000 150,000	75,000 150,000 100,000
Timothy G. Dowling (1) Chief Operating Officer	2002 2001	192,000 141,667	(2)	133,265 80,000	210,000 200,000
Cory Klatt Chief Technology Officer	2002 2001 2000	153,666 159,583 100,000		46,400 35,000 —	10,000 139,462 —
Gary L. Madson Vice President, Operations	2002 2001 2000	149,825 151,500 47,211	(3)	15,600 45,000 —	20,000 80,000 50,000
Mariam J. Naini Vice President, General Counsel and Secretary	2002 2001 2000	148,865 150,417 136,250		4,883 43,200 54,000	110,000 80,000 55,000

(1)
Mr. Dowling resigned on December 31, 2002.

(2)
Mr. Dowling joined ImageX in April 2001. This represents salary earned as of December 31, 2001. Additionally, the Company paid relocation expenses for Mr. Dowling of $77,083.33.

(3)
Mr. Madson joined ImageX in September 2000. This represents salary earned as of December 31, 2000.

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Option Grants in Last Fiscal Year

        The following table sets forth information regarding stock options we granted to the officers listed in the Summary Compensation Table during the fiscal year ended December 31, 2002.

	Individual Grants
		Percent of Total Options Granted to Employees in Fiscal Year			Potential Realizable Value at Assumed Annual Rates of Price Appreciation for Option Term(3)
Name	Number of Securities Underlying Options Granted(1)		Exercise Price Per Share(2)	Expiration Date
					5%	10%
Richard P. Begert	75,000	3.1%	$0.77	02/15/12	$36,000	$92,250
Timothy G. Dowling	10,000 200,000	8.7	0.77 0.53	02/15/12 05/15/12	66,800	180,300
Cory E. Klatt	10,000	0.4	0.77	02/15/12	4,800	12,300
Gary L. Madson	10,000 80,000	3.7	0.77 0.53	02/15/12 05/15/12	29,600	79,500
Mariam J. Naini	10,000 100,000	4.6	0.77 0.53	02/15/12 05/15/12	35,800	96,300

(1)
The options granted to the officers listed in the table vest according to our customary vesting schedule for all employees as follows: (a) 24% of the options vest and become exercisable one year from the date of grant, and (b) an additional 2% of the options vest and become exercisable each month thereafter.

  Unless individual letter agreements provide otherwise, in the event of certain corporate transactions, such as a merger or sale of ImageX, each outstanding award under our Amended and Restated 1996 Stock Incentive Compensation Plan will automatically accelerate and become 100% vested and exercisable immediately before the corporate transaction, unless (a) the option is assumed, continued or replaced with a comparable award by the successor corporation or the parent of the successor corporation or (b) acceleration will render unavailable "pooling of interest" accounting for a transaction that otherwise qualifies for this accounting treatment. Any option that is assumed, continued or replaced with a comparable award in the corporate transaction will accelerate if the holder's employment or services are terminated by the successor corporation without cause or by the holder voluntarily with good reason within two years of the corporate transaction.

(2)
Options were granted at an exercise price equal to the fair market value of our common stock at the time of grant.

(3)
The dollar amounts under these columns result from calculations at the 5% and 10% rates required by Securities Exchange Commission regulations and are not intended to forecast possible future appreciation, if any, of the common stock price. The amounts represent hypothetical appreciation in the value of the common stock from the fair market value of our common stock at the time of grant. The information in this table assumes all options are exercised at the end of each of their 10-year terms. Actual gains, if any, on stock option exercises depends on the future performance of the common stock and overall stock market conditions, as well as the option holders' continued employment through the vesting period. The amounts shown in this table may not be achieved.

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Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth information regarding stock option exercises in 2002 and unexercised stock options held by the officers listed in the Summary Compensation Table as of December 31, 2002.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(2)
Name	Shares Acquired on Exercise	Value Realized(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard P. Begert	—	—	162,999	212,000	$0	$0
Timothy G. Dowling	—	—	80,000	120,000	0	0
Cory E. Klatt	—	—	52,667	82,333	0	0
Gary L. Madson	—	—	55,400	164,600	0	0
Mariam J. Naini	—	—	83,833	196,167	0	0

(1)
"Value Realized" represents the fair value of the underlying securities on the date of exercise minus the exercise price of the options. The fair value of our common stock is assumed to equal to the last reported closing price of our common stock on the Nasdaq SmallCap Market on the date of exercise.

(2)
Amounts are based on the December 31, 2002 last reported closing price of our common stock of $0.22 per share as reported on the Nasdaq SmallCap Market.

Report on Executive Compensation by the Compensation Committee

        The Compensation Committee of the Board of Directors has furnished the following report on executive compensation. The Compensation Committee, which is composed of two non-employee independent directors, establishes and reviews the compensation and benefits of the Chief Executive Officer and consults with the Chief Executive Officer with respect to the compensation and benefits for other officers of the Company. The Compensation also considers incentive compensation plans and carries out duties assigned to the committee under our option plans and our employee stock purchase plan. The Compensation Committee considers internal and external information in determining compensation.

Compensation Philosophy.

        Our compensation policies are based on the belief that the interests of employees should be closely aligned with those of our shareholders. The compensation policies are designed to achieve the following objectives:

  •
  Offer compensation opportunities that attract highly qualified employees, reward outstanding initiative and achievement, and retain the leadership and skills necessary to build long-term shareholder value.

  •
  Maintain a market-competitive compensation structure in line with corporate business objectives. The focus is weighted on incentive programs and based on results as measured by both the annual and long-term financial performance of ImageX and the increase in shareholder value as measured principally by the trading price of our common stock.

  •
  Further our short and long-term strategic goals and values by aligning compensation with business objectives and individual performance.

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Compensation Program.

        Our compensation program has three major integrated components: base salary, annual incentive awards and long-term incentives.

        Base Salary / Executive Officer Compensation.    The Committee bases the combination of base salary and incentive bonus paid to the Chief Executive Officer on the approximate range of cash remuneration paid to executives performing similar duties for companies of comparable size in the Pacific Northwest. During fiscal year 2002, the Chief Executive Officer's base compensation was $264,988. Additionally in 2002, he received a performance-based bonus of $137,813 based on the success of meeting 2001 objectives in the following areas: 40% financial performance, 20% funding objectives, 20% business development objectives and 20% other corporate objectives. During fiscal year 2002, Mr. Begert's performance based bonus was based on the success of meeting objectives in the following areas: 40% financial performance, 30% investor relations objectives, 20% business development objectives and 10% team development. Review of Mr. Begert's success in meeting objectives for the fiscal year 2002 and payment of any performance-based bonus has not yet been completed. During fiscal year 2002, Mr. Begert was granted a stock option to purchase 75,000 shares of ImageX common stock at an exercise price of $0.77, the fair market value of our common stock on the date of the grant. Mr. Begert's base salary, annual incentive award and long-term compensation for future years will be determined by the Compensation Committee based upon the same factors employed by the Committee for executive officers generally as described in the following paragraph.

        Base salaries for executive officers other than the Chief Executive Officer are determined annually by the Chief Executive Officer and reviewed and approved by the Compensation Committee. In determining salary adjustments for executive officers, the Chief Executive Officer and the Compensation Committee consider the individual officer's historical performance against his or her job responsibilities and personal compensation packages provided to executives performing similar duties for companies of comparable size in the Pacific Northwest, the rate of inflation, salary adjustments to be awarded to other executive officers of the Company and other subjective factors.

        Annual Incentive Awards.    Annual cash bonus awards are based on individual employee goals and corporate objectives. For 2002, there was no formal bonus program established for employees.

        Long-Term Incentives.    The Compensation Committee views stock options as an important part of its long-term, performance-based compensation program. The Compensation Committee believes that stock ownership is an excellent vehicle for compensating its officers and employees. We provide long-term incentives through our Amended and Restated 1996 Stock Incentive Compensation Plan and our 1999 Employee Stock Purchase Plan, the purpose of which is to create a direct link between executive compensation and increases in shareholder value. Stock options are granted at fair market value and vest in installments over 50 months. Thus, the value of the shareholders' investment must appreciate before the optionee receives any financial benefit. Additionally, the employee must remain in our employ for the period required for the stock option to be exercisable, thus providing an incentive to remain in our employ. When determining option awards for an executive officer, the Compensation Committee considers the executive's current contribution to Company performance, the anticipated contribution to meeting our long term strategic performance goals, and industry practices and norms. Long-term incentives granted in prior years and existing levels of stock ownership are also taken into consideration. Because the receipt of value by an executive officer under a stock option is dependent upon an increase in the price of our common stock, this portion of the executive's compensation is directly aligned with an increase in shareholder value. The Compensation Committee believes that such stock plans align the interests of the employees with the long-term interests of the shareholders.

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        Under the Omnibus Budget Reconciliation Act of 1993, the federal income tax deduction for certain types of compensation paid to the chief executive officer and four other most highly compensated executive officers of publicly held companies is limited to $1 million per officer per fiscal year unless such compensation meets certain requirements. The Committee is aware of this limitation and believes no compensation paid by the Company during fiscal 2003 will exceed the $1 million limitation.

March 7, 2003	COMPENSATION COMMITTEE Richard R. Sonstelie, Chairman Bernee D. L. Strom

Performance Graph

        Set forth below is a line graph comparing the cumulative return to the shareholders of ImageX's common stock with the cumulative return of (a) the Nasdaq U.S. Index and (b) the Inter@ctive Week Internet Index for the period commencing August 26, 1999 (the date of ImageX's initial public offering) through the end of fiscal year 2002.

Comparison of Cumulative Total Return among ImageX, Inc.,
The Nasdaq Stock Market (U.S.) Index
and The Inter@ctive Week Internet Index(1)

(1)
The Company previously tracked total returns relative to The JP Morgan HQInternet 100 Index (the "JP Morgan Index"), which has since been discontinued. The Company has selected the Inter@ctive Week Internet Index (the "Inter@ctive Index") as a replacement. Because the JP Morgan Index has been discontinued, the Company is unable to provide a comparison of the total return of the JP Morgan Index relative to the Inter@ctive Index.

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 13, 2003 (filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated by reference herein).*
(a)(1)(B)	Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated by reference herein).*
(a)(1)(C)	Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(C) to the Schedule TO and incorporated by reference herein).*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated by reference herein).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated by reference herein).
(a)(1)(F)	Guidelines for Request for Taxpayer Identification Number and Certification on Substitute Form W-9 (filed as Exhibit (a)(1)(F) to the Schedule TO and incorporated by reference herein).*
(a)(1)(G)	Summary Advertisement published March 13, 2003.
(a)(2)	Letter to shareholders from Richard P. Begert dated March 13, 2003 (filed as Exhibit (a)(1)(G) to the Schedule TO and incorporated by reference herein).
(a)(5)(A)	Joint Press Release issued by Kinko's and Company and ImageX, Inc. on March 3, 2003, filed on Schedule 14D-9C by ImageX, Inc. on March 4, 2003 and incorporated by reference herein.
(a)(5)(B)	Information Statement pursuant to Section 14(f) of the Exchange Act (included as Annex B hereto).*
(c)	Opinion of Brueggeman and Johnson, P.C. dated February 28, 2003 (included as Annex A hereto).*
(d)(1)	Agreement and Plan of Merger, dated as of March 3, 2003, by and among the Company, Kinko's and the Purchaser (filed as Exhibit (d)(1) to the Schedule TO and incorporated by reference herein).
(d)(2)	Form of Tender and Voting Agreement (filed as Exhibit (d)(2) to the Schedule TO and incorporated by reference herein).
(e)(1)	Employment Agreement, dated as of November 15, 2002, between the Company and Mariam J. Naini.

*
Mailed to shareholders.

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QuickLinks

  ITEM 1: SUBJECT COMPANY INFORMATION
  ITEM 2: IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 3: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 4: THE SOLICITATION OR RECOMMENDATION
SIGNATURE
  ANNEX A
  ANNEX B
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
GENERAL
RIGHT TO DESIGNATE DIRECTORS AND KINKO'S DESIGNEES
THE KINKO'S DESIGNEES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF IMAGEX
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
INFORMATION ON COMMITTEES OF THE BOARD OF DIRECTORS AND MEETINGS
COMPENSATION OF DIRECTORS
EXECUTIVE COMPENSATION
Summary Compensation Table
Option Grants in Last Fiscal Year
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
Comparison of Cumulative Total Return among ImageX, Inc., The Nasdaq Stock Market (U.S.) Index and The Inter@ctive Week Internet Index(1)
EXHIBIT INDEX